[DESCRIPTION] 10SB REGISTRATION STATEMENT

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 2054
                                 FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                       SECURITIES OF SMALL BUSINESS ISSUER
            Under Section 12(b) of the Securities Exchange Act of 1934

                         UPTOWN RESTAURANT GROUP, INC.
                  (Name of small business issuer in its charter)

COLORADO                                                     65-0835444
(State or jurisdiction of                                  (I.R.S. Employer
incorporation or organization)                            Identification No.)

   955 East Javelina Avenue, Suite 106, Mesa, Arizona 85204 (602) 503-3363
        (Address and telephone number of principal executive offices)

            955 East Javelina Avenue, Suite 106, Mesa, Arizona 85204
         (Address of principal executive offices)             (Zip Code)


                             (602) 503-3363
                       Issuer's Telephone Number

Securities to be registered pursuant to Section 12(b) of the Act

Title of each Class     Name of each Exchange on which registere

COMMON                  Bulletin Board

Securities to be registered pursuant to Section 12(g) of the Act

(Title of Class)

                   PART I - INFORMATION REQUIRED IN PROSPECTUS

                           DESCRIPTION OF BUSINESS

We were incorporated in the State of Colorado on February 23, 1996 as HAI Enterprises,Inc., and 976,200 shares of our no par value common stock were issued to founders and initial investors.

On February 19, 1998, HAI Enterprises entered into a Plan of Merger with Wrapsters, L.C., a Florida limited liability company. In connection with the merger, our then-outstanding common stock shares were reverse-split 2-for-5, resulting in 390,480 shares outstanding, and aadditional 3,800,000 shares were issued to the owners of Wrapsters as follows: 1,900,00 shares to Clyde
E. Culp, III, and 1,900,000 shares to Thomas E. Metzger. At the same time, 3,800,000 shares of common stock and 113,500 shares of Series B Preferred stock (see "Description of Securities") were issued to Santa Cruz Squeeze, Inc., a Texas corporation, in exchange for an investment of $1,000,000.00. The surviving corporation was HAI Enterprises, Inc., which changed its name to Wrapsters, Inc.

Wrapsters, Inc., was in the business of developing, operating and selling franchises for fast food restaurants offering a variety of tortilla-wrapped sandwiches and meals. The Company operated as Wrapsters, Inc., for approximately eighteen (18) months, meeting with limited success with its restaurants. In addition to selling and operating franchise restaurants, Wrapsters sought to acquire or merge with other franchise companies.

In August of 1999, Wrapsters negotiated to acquire NYB Foods, Inc., a Colorado corporation, by means of a merger between one of Wrapsters' wholly-owned subsidiaries and NYB Foods, Inc. NYB Acquisitions Corp., a Colorado corporation, was formed for the purpose of merging with NYB Foods, Inc., and became the surviving corporation. In connection with the merger, the shareholders of NYB Foods, Inc., exchanged their shares of NYB Foods, Inc. common stock for 7,500,000 shares of Wrapsters' common stock and $500,000.00. NYB Foods was merged into NYB Acquisitions Corp., and the surviving corporation subsequently changed its name to "NYB Foods, Inc."

We then used another wholly-owned subsidiary, Wrapsters Acquisitions Corp., a Colorado corporation, to acquire the existing franchise agreements, trademarks, and other assets, including two (2) company-owned restaurants, from 1 Potato 2, Inc., a Minnesota corporation. The consideration given for these assets consisted of a promissory note from our subsidiary in the amount of $400,000.00, payable semi-annually over a five (5) year term bearing interest at 7.5% per annum, and 600,000 shares of our common stock.

On December 15, 1999, our shareholders gave approval to change our name to "UPTOWN RESTAURANT GROUP, INC.," and to increase the number of shares of common stock we are authorized to issue from 25,000,000 to 50,000,000. Our principal property consists of ownership of 100% of the outstanding shares of common stock of our two (2) subsidiaries, NYB Foods, Inc., and 1 Potato 2
Franchising Corporation.

NYB FOODS, INC. Our subsidiary NYB Foods, Inc. ("NYB"), offers to individuals pursuant to a franchise agreement, the right to establish and operate, from a single location, a limited-cooking "New York Burrito Gourmet Wraps" specialty restaurant ("New York Burrito"). Each wrap, or burrito, is made to order in full view for each customer. Operation of the restaurant 0requires limited on-location cooking, as the bulk of the foods utilized are centrally prepared and delivered to the restaurants through normal commercial food distribution companies. Most major ingredients necessary for the preparation of the food items are pre-cooked and quick-frozen utilizing quick-chill cooking and packaging techniques by various manufacturers. Other items including cheeses, greens and other condiments, are also pre-prepared and packaged for use in the New York Burrito locations. Its menu consists mainly of flavored tortillas filled with vegetarian-style pinto or black beans and rice, along with spiced meats, such as steak, chicken, barbeque, deli, cajun or teriyaki. An optional breakfast menu may also be served, which features breakfast burritos, other breakfast items, juice and coffee.

NYB markets its franchises by means of advertising, trade shows and Area Development Agents ("DA"). A DA contract grants a territory to an individual, giving him the exclusive right tp sell New York Burrito franchises. The DA agreement provides compensation, consisting of a portion of the initial franchise fees and a percentage of the on-going royalties, but requires certain levels of success, namely the selling and opening of an agreed-upon number of franchises within set time limits. The initial franchise fee for a New York Burrito restaurant is $15,000.00, and a reduced rate of $10,000.00 is offered to certain existing franchisees for additional franchises. A franchisee pays 7% of gross sales to NYB as a royalty, and 4% of gross sales for co-cooperative advertising.

Franchisees are required to operate their restaurants in accordance with standards and procedures established by NYB, including those contained in the New York Burrito Operations Manual, prepared and distributed to franchisees. In addition, franchisees are granted the right to operate their businesses under the New York Burrito name with a "cactus skyline" trademark.

NYB maintains a full-time training center at its corporate headquarters in Mesa, Arizona, and provides in-store training activities at an operating New York Burrito training restaurant in Chandler, Arizona, which is contiguous to NYB's headquarters. NYB's primary business is the sale of franchises, rather than the operation of company-owned restaurants.

New York Burrito restaurants generally operate from a retail location, such as a strip-type shopping center, shopping mall food court, or a free-standing location. Typical restaurant size varies from 750 to 2,000 square feet. A franchisee's initial investment to "build out" a store location and open for business, is estimated to range from $58,700.00 to $101,950.00, which amounts include the initial franchise fee.

New York Burrito franchises must compete with other full-service, fast food and carry-out restaurants and other outlets specializing in burritos (wraps) or Mexican food, some of which are national or regional chains, or which may be more established. New York Burrito franchises will, to some extent, also have to compete with restaurants and food outlets offering other types of food products.

Established in 1995, NYB currently owns one (1) restaurant in Chandler, Arizona, and has fifty four (54) New York Burrito franchise restaurants open in twenty three (23) states and Puerto Rico. In addition, fifteen (15) franchise restaurants are currently in development. In an unrelated transaction, on March 17, 1999, NYB sold the California franchise rights and entered into a License Agreement for the State of California with NYB West, Inc., a California company, which was the former Sub-Franchisor for California. NYB West, Inc., is now the franchisor of the ten (10) New York Burrito franchise restaurants in California.

NYB leases corporate offices at 955 East Javelina Avenue, Suite 106, Mesa, Arizona 85204, consisting of 3,606 square feet of office space, and owns general office furniture, supplies and equipment. The lease runs for five (5) years, commencing February 1, 1999, with rent of $2,307.84 monthly, plus taxes. Its company-owned New York Burrito restaurant in Chandler, Arizona, is located at 1100 North Alma School Road, Unit #5, Chandler, Arizona 85224, in leased space of 1,300 square feet, with rent of $1,950 per month. The restaurant furniture and kitchen equipment, fixtures and leasehold improvements are currently valued at $8,892. The restaurant produces revenues for NYB, is used as a sales tool for prospective franchisees to visit, and for training of new franchisees.

NYB also owns its trademark (the New York Burrito name with a "cactus skyline" trademark, which is registered with the United States Commissioner of Patents and Trademarks on the Principal Register, Reg. No. 1,993,286, August 13, 1996, with first use November 1, 1991), its Uniform Franchise Offering Circloar document ("UFOC"), Franchise Agreements, and Area Development Agent agreements.

The corporate offices of NYB are located at 955 East Javelina Avenue, Suite 106, Mesa, Arizona 85204, telephone number (602)503-3363 or (800)711-4036, and its website can be found at www.newyorkburrito.com

1 POTATO 2 FRANCHISING CORPORATION. On November 11, 1999, another of our wholly -owned subsidiaries, Wrapsters Acquisitions Corp., a Colorado corporation, acquired certain assets, including two (2) company-owned restaurants, franchise contract and rights, and equipment, from "1 Potato 2, Inc.," a Minnesota corporation, in exchange for a promissory note in the principal amount of $400,000.00 payable semi-annually for five (5) years with interest at the rate of 7.5% per annum, and 600,000 shares of our common stock. We then re-named our subsidiary "1 Potato 2 Franchising Corporation ("1 Potato 2 Franchising").

1 Potato 2 Franchising operates and sells franchises for the operation of "1 Potato 2" fast food restaurants specializing in baked potatoes and other types of potato dishes. 1 Potato 2 restaurants are typically located in shopping mall food courts. The first 1 Potato 2 restaurant was opened in 1978, and the number of company-owned restaurants expanded and franchises were offered in 1984. In 1986, 1 Potato 2 restaurants began developing a more contemporary potato menu, including a number of proprietary items such as "lite" potato offerings, potato skins, potato soup, gourmet wraps and "smoothies." Through 1991, more company-owned 1 Potato 2 restaurants were opened, along with franchises, until it was decided that, due to the relatively small size of a 1 Potato 2 unit, franchisee-operated stores were preferable. Thereafter, until 1995, company-owned 1 Potato 2 restaurants were sold to franchisees. In March of 1995, 1 Potato 2, Inc., the Minnesota corporation, filed a Chapter 11 reorganization case in Bankruptcy Court in order to cancel unfavorable store leases and concentrate on selling franchises. The Plan of Reorganization was confirmed within 115 days.

1 Potato 2 restaurants have typically been located in food courts in regional shopping malls and downtown centers. Food courts are located in the center or courtyard of shopping malls or city center shopping areas and feature large capacity common seating surrounded by quick-service, convenience restaurants. In the future, we expect new franchised restaurants will be a combination of food courts and non-traditional locations, including high-traffic strip centers airports and downtown locations.

Marketing efforts have been minimal in the recent past, but we intend to market 1 Potato 2 franchises in much the same manner as New York Burrito franchises, by means of advertising trade shows and Area Development Agents ("DA"). The initial franchise fee for a 1 Potato 2 restaurant is $15,000.00 for the first location, and $10,000.00 for each additional location purchased by an existing franchisee. A franchisee will pay 6% of gross sales to 1 Potato 2 Franchising as a royalty, and 2% of gross sales for co-cooperative advertising.

The two (2) company-owned 1 Potato 2 restaurants are located in the Minneapolis/ St. Paul area, at the Mall of America food court, and Ridgedale, Minnesota. The Mall of America store is 614 square feet with base rent of $75,000 per year, and the Ridgedale Mall store is 737 square feet with base rent of $25,757 per year. The restaurant furniture and kitchen equipment, fixtures, and leasehold improvements for the two (2) restaurants are currently valued at $63,800,. The restaurants produce revenues for 1 Potato 2 Franchising, are used as a sales tool for prospective franchisees to visit, and for training of new franchisees. 1 Potato 2 Franchising also owns its trademark ("1 Potato 2"), its UFOC, Franchise Agreements, and twenty-seven (27) 1 Potato 2 franchise contracts in eleven (11) states.

1 Potato 2 Franchising's corporate headquarters are now located in the same office with NYB, at 955 East Javelina Avenue, Suite 106, Mesa, Arizona 85204, telephone number (602)503-3363 or (800)711-4036, and its website can be found at www.1potato2.com.

FUTURE ADDITIONAL BRANDS. In addition to expanding the number of franchise operations of New York Burrito and 1 Potato 2, the Company will be seeking mergers with or acquisitions of other franchise operations. While the Company and its officers and directors are seeking desirable merger or acquisition candidates, none have yet been identified and no negotiations are currently being pursued.

COMPETITION. Competition in the restaurant and fast food franchising industry is intense. New York Burrito and 1 Potato 2 restaurants compete with low-priced, casual dining, fast food, and take-out restaurants primarily on the basis of quality, atmosphere, location and value. New York Burrito's and 1 Potato 2's take-out/take-home business competes not only with full service restaurants, but also with take-out food service companies, fast-food restaurants, delicatessens, cafeteria-style buffets, prepared food stores, supermarkets and convenience stores. New York Burrito and 1 Potato 2 also compete with other restaurants and retail establishments for quality sites and franchisees.

Many of our competitors are well established and have substantially greater financial, marketing and other resources than we do. Regional and national restaurant companies such as Taco Bell, Chipotle, Z-Teca and Taco John's have expanded their operations in our current and anticipated market areas. This competition could adversely affect our operating results.

Competition in the food service business is often affected by: (a) changes in consumer tastes, (b) national, regional, and local economic and real estate conditions, (c) demographic trends, (d) traffic patterns, (e) the cost and availability of labor, (f) the type, number and location of competing restaurants, and (g) availability of product and local competitive factors. Some or all of these factors could adversely affect us and our future franchisees.

GOVERNMENT REGULATION. A variety of federal, state and local laws apply to us and our restaurant franchising businesses. Each of our restaurants, and those of our franchisees, is subject to permitting, licensing, and regulation by a number of governmental authorities, including zoning, health, safety, sanitation, building, and fire agencies in the state or municipality in which the restaurant is located. These restaurants must comply with federal, state and local government regulations applicable to the consumer food service business, including those relating to the preparation and sale of food, minimum wage requirements, overtime, unemployment and sales taxes, working and safety conditions, mandated health insurance coverage and citizenship requirements. Significant numbers of the service, food preparation and other personnel employed in our, and our franchisees', restaurants are compensated at rates related to the federal minimum wage, and increases in the minimum wage could increase our, and our franchisees', labor costs. Difficulties in obtaining or failure to obtain required licenses or approvals could delay or prevent the development of new restaurants and franchisees in a particular area.

AMERICANS WITH DISABILITIES ACT. The federal Americans with Disabilities Act requires that places of public accommodation meet certain requirements related to access and use by persons with disabilities. We design our restaurants, and those of our franchisees, to be accessible to persons with disabilities and believe that we are in substantial compliance with all current applicable regulations relating to restaurant accommodation for persons with disabilities.

FEDERAL AND STATE FRANCHISE LAW COMPLIANCE. Before a franchise can be sold, we must, through our subsidiaries, prepare a Uniform Franchise Offering Circular ("UFOC") in accordance with regulations promulgated by the Federal Trade Commission of the U.S. Government, describing material aspects of the franchise offered, estimated costs of opening and operating the business, a description of the type of business offered, disclosure of information regarding the officers and key employees of the franchisor, and generally making full and fair disclosure of all material aspects of the franchise being offered and the company offering it. This UFOC must be updated continually as any aspect of the business changes, and requires time and effort of management, as well as attorney's fees.

In addition to the above federal requirements, many of the states in which the Company now has franchise operations, and in which the Company intends to offer franchises in the future, require that a franchisor submit itself and its franchise offering to a registration process prior to offering its franchises for sale in the state. Failure to comply with these requirements can result in a franchisor being permanently prohibited from offering franchises in that state, and could have similar repercussions in other states.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS
                            OR PLAN OF OPERATION

The following discussion and analysis of financial condition and results of operations of the Company should be read in conjunction with the Company's financial statements and related notes thereto.

LIQUIDITY. As of September 12, 1999, the Company's liquidity was poor. All Company-owned and franchised "Wrapsters" restaurants had been closed, we had significant negative working capital, and had no means to pay off debt of $480,000.00 and lease obligations of $220,000.00. Improvement of our working capital will depend on the ability of our two subsidiaries to produce significant future revenues.

CAPITAL RESOURCES. As of September 12, 1999, the Company had no capital resources. Checks issued in excess of cash balance equaled $771.00.

RESULTS OF OPERATIONS. From inception, we have not been successful in generating revenues sufficient to meet our operating needs. For the years ended December 31, 1998 and 1997, we had net losses of $1,282,682 and $340,364 respectively. For the third quarter ended September 30, 1999, the net loss from operations was $871,624. In 1999, we closed all our "Wrapsters" restaurants.

Effective August of 1999, we acquired all the outstanding common stock of NYB Foods, Inc., a Colorado corporation, through a merger with one of our wholly-owned subsidiary corporations. The acquisition will be handled as a pooling of interests for accounting purposes. Our financial statements as of September 30, 1999, do not include the financial position or results of operations of NYB Foods, Inc. For the years ended March 31, 1999 and 1998, NYB Foods, Inc., showed results of operations of $68,412 and ($20,342) respectively. NYB Foods, Inc., generates its operating revenue from the sale of its franchise agreements, fees from such franchises and from its company-owned restaurant.

On November 11, 1999, we acquired substantially all the assets of 1 Potato 2, Inc., a Minnesota corporation, through another of our wholly-owned subsidiary corporations, Wrapsters Acquisitions Corp., in exchange for a promissory note in the principal amount of $400,000, payable in ten (10) semi-annual installments at an interest rate of 7.5%, and 600,000 shares of our common stock. 1 Potato 2 generates its operating revenue from the sale of its franchise agreements, fees from such franchises, and from the two (2) company-owned restaurants.

               SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

The following table sets forth information concerning the securities of the Company owned of record and beneficially as of the date of this registration statement by each person known to the Company to own of record or beneficially 5% or more of any class of the Company's voting securities. All shareholders listed below have sole voting and investment power with respect to their shares.
________________________________________________________________________________

Title of         Name and Address of          Amount and Nature of   Percent of
Class            Beneficial Owner             Beneficial Ownership   Class
________________________________________________________________________________

Common           Robert & Karene Palmer       5,188,776              27.36%
                 955 E. Javelina Ave., #106
                 Mesa, AZ 85204

Common           Berg Family Trust*           1,244,490              6.56%
                 L. Bennett Berg, Trustee
                 4625 E. Broadway, # 117
                 Tucson, AZ 85711

Common           Dr. C.R. Joshi               1,700,000              8.96%
                 1350 Los Angeles Avenue
                 Simi Valley, CA 93065

Common           Kazi Family Partnership      1,700,000              8.96%
                 13724 Sherman Way
                 Van Nuys, CA 91405

Common           Clyde E. Culp, III           1,328,883              7.01%
                 1907 Hidden Point Road
                 Annapolis, MD 21401
________________________________________________________________________________

The following table sets forth information concerning the securities of the Company owned of record and beneficially as of the date of this registration statement by each Officer and Director of the Company, and all officers and directors of the Company as a group. All shareholders listed below have sole voting and investment power with respect to their shares.
________________________________________________________________________________

Title of         Name and Address of          Amount and Nature of   Percent of
Class            Beneficial Owner             Beneficial Ownership   Class
________________________________________________________________________________

Common           Robert D. Palmer, Jr.        5,188,776              27.36%
                 955 E. Javelina Ave., #106
                 Mesa, AZ 85204

Common           Berg Family Trust*           1,244,490              6.56%
                 L. Bennett Berg, Trustee
                 4625 E. Broadway, # 117
                 Tucson, AZ 85711

Common           Clyde E. Culp, III           1,328,883              7.01%
                 1907 Hidden Point Road
                 Annapolis, MD 21401

Common           All Officers and Directors   7,762,149              40.93%
                 as a Group (5 in number)
________________________________________________________________________________

* L. Bennett Berg is a Director of the Company and the Trustee of the Berg Family Trust, the owner of the shares. Mr. Berg is also one of the beneficiaries of the trust.

CHANGES IN CONTROL - VOTING AGREEMENT.  Three of the shareholders of the
Company (Robert D. Palmer, Jr., Clyde E. Culp, III, and William Gallagher) have entered into a Voting Agreement. According to the terms of the Voting Agreement, all three shareholders have agreed to vote their shares for a period of three
(3) years from the execution date (August 31, 1999) to elect as directors of the Company a slate consisting of Robert D. Palmer, Jr., Clyde E. Culp, III, two (2) candidates nominated by Mr. Palmer, and none (1) candidate nominated by Mr. Culp.

CHANGES IN CONTROL - "RESET" PROVISIONS. Two investors purchased 3,400,000 shares of common stock in September, 1999, and, as part of the purchase agreement, we consented to a "Reset" provision. According to this "Reset" agreement, we may be obligated to issue more shares to these two investors if the average bid price for our common stock falls below one-half (1/2) the bid price on the day the shares were purchased (the closing price of our common stock on September 22, 1999, the closing date for this transaction, was $.812 per share). If the average bid price is equal to or greater than one-half (1/2) the bid price on the purchase date, no new shares are to be issued. If the average bid price falls below one-half (1/2) the bid price on the purchase date, the following formula will determine the number of new shares to be issued:

The difference between one-half (1/2) the bid price on the purchase date and the average bid price during the applicable period*, multiplied by 1,700,000, with the resulting product being divided by the average bid price during the applicable period.

* This calculation is to be made for each of two "applicable periods," the first such period being the first sixty (60) trading days following the purchase date, and the second period being trading days 61 through 100 following the purchase date.

The individuals who previously owned the shares of common stock of NYB Foods, Inc., were granted the same "reset" rights when the merger between NYB Foods, Inc., and NYB Acquisitions Corp. was finalized.

CHANGES IN CONTROL - WARRANTS PURCHASE AGREEMENT. In September of 1999, investors acquired warrants to purchase 3,485,000 shares of our common stock. In the "Warrant Purchase Agreement," we agreed to issue additional shares of common stock under certain circumstances. If the investors exercise all or part of their warrants but, before the shares are issued, the effectiveness of our registration statement is suspended for a reason other than that we possess material non-public information, and the bid price immediately before the suspension is greater than the bid price on the day after the suspension is lifted, we will be obligated to issue more shares, according to the following formula:

The number of shares the investor was entitled to pursuant to his warrant exercise which were not otherwise freely-tradable, multiplied by the product of
(1) the number of shares he was entitled to under the warrant exercise, multiplied by (2) the product of the bid price immediately before the exercise, divided by the bid price immediately after the suspension was lifted.

                     DIRECTORS AND EXECUTIVE OFFICERS,
                       PROMOTERS AND CONTROL PERSONS

All directors of the Company hold office until the next annual meeting of shareholders or until their successors have been elected and shall have been qualified. The officers of the Company are elected by the Board of Directors at its annual meeting after each annual meeting of shareholders and hold office until their next successors are elected and qualified or until their death, resignation or removal from office.

There are no arrangements or understandings between any of the directors or executive officers of the Company and any other person pursuant to which such person is to be elected or selected as a director or officer other than the following: Robert D. Palmer, Jr., Clyde Culp, III and William Gallagher have entered into an agreement to vote their the shares of common stock they own in the Company for the election of a slate consisting of Robert D. Palmer, Jr., Clyde E. Culp, III, two (2) candidates nominated by Mr. Palmer, and one (1) candidate nominated by Mr. Culp for a period of three (3) years.

The officers and directors of the Company are set forth below. Officers serve at the pleasure of the Board of Directors. Directors serve until the next annual meeting of shareholders, expected to be held in December of 2000.
________________________________________________________________________________

                                                            Officer or
Name and Address                Age    Office               Director Since
________________________________________________________________________________

Robert D. Palmer, Jr.           59     President            October, 1999
955 E. Javelina Ave., #106             CEO
Mesa, AZ 85204                         Chairman, Board of Director

Clyde E. Culp, III              56     Director             February, 1998
1907 Hidden Point Road
Annapolis, MD 21401

L. Bennett Berg                 67     Director             December, 1999
4625 E. Broadway, #117
Tucson, AZ 85711

Harold Kestenbaum               50     Director             December, 1999
585 Stewart Avenue                     Secretary
Garden City, NY 11530

William G. Norton               59     Director             December, 1999
7000 Bass Lake Road, #200
Minneapolis, MN 55428

ROBERT D. PALMER, JR., age 59, has been President and Chairman of the Board of Directors of Uptown Restaurant Group, Inc., since the merger between NYB Acquisitions Corp., one of our wholly-owned subsidiaries, and NYB Foods, Inc. Mr. Palmer's term is until the next annual meeting of shareholders, to be held in December of 2000. Mr. Palmer served as President, Treasurer and Director of the previous NYB Foods, Inc., since its inception in 1996. In the past, Mr. Palmer has been an active advisor and consultant to franchisors. His experience is as follows: ATL International, Inc. (automotive franchises), January through September, 1995; Re-Bath Franchising Corp. (plastics manufacturing), Director of Franchising, April of 1991 through June of 1992; Mr. Palmer was President, Founder and Director of Franchising for USA Fast Lube Systems, Inc., from 1983 through October of 1988; and from 1978 until January of 1984, he was Founder, President and Director of Franchising for Grease Monkey International, Inc., and Grease Monkey Holding Corporation. Between 1984 and 1996, Mr. Palmer served as independent consultant to the following franchising clients: Spinato's Pizza International, Inc. (pizza restaurants); Surface Renew-All, Inc., Chicago, IL (specialty coatings); The Packaging Store, Inc. (Quik Ship, Inc. division); Taco Rancho, U.S.A. (Mexican fast food): Packaging Plus Services, Inc. (packaging stores); Auto Spa Corporation (automotive franchisor); Shipping Connection,
Inc. (packaging stores); Homewatch International, Inc. (home care services).
Mr. Palmer attended the University of Colorado.

L. BENNETT BERG, age 67, is a Director. Mr. Berg's term is until the next annual meeting of shareholders, to be held in December of 2000. Mr. Berg has been the owner and operator of Western Lease Anaylsis, LLC, an Arizona limited liability company, since 1994, which is in the business of consulting with tenants concerning commercial leases. Since 1988, Mr. Berg has been the owner and operator of Berg Financial, LLC, an Arizona limited liability company, which provides consultation services to bankruptcy trustees and advises clients on "workout" arrangements. Mr. Berg is the New York Burrito Area Development Agent for Tucson, Arizona.

WILLIAM G. NORTON, age 59, is one of our Directors. Mr. Norton's term is until the next meeting of shareholders, to be held in December of 2000. Mr. Norton earned a B.S. degree in Business and English from Northern Michigan University, and an M.B.A. degree from the Wharton Gradute School of Business, University of Pennsylvania. Mr. Norton is currently the president of "Foodmark," a national company specializing in providing strategic planning, marketing, communications and new product development consulting for the retail food and restaurant and food service industries. Foodmark's clients include ConAgra, General Mills, Nestle, Coca Cola, Land-O-Lakes, Malt-O-Meal, and Multifoods. Until we recently purchased substantially all its assets, Mr. Norton served as President, CEO, and a Director of 1 Potato 2, Inc., a national franchise chain which specialized in potato-based foods located primarily in foods courts in upscale shopping malls. Mr. Norton has also served on the Board of Directors for Source Food Technology, Inc., as Director of New Products for the Betty Crocker Division of General Mills, Inc., as Senior Vice President and Director of the Telesis Group New Product Workshop for Bozell & Jacobs, and as the President and CEO of Mrs. Clark's Foods, Inc., where he spearheaded the growth of the company's diversified private label food manufacturing. Mr. Norton received the American Marketing Association's "Edison Gold Award" for the best new product of 1998, and is listed in "Who's Who in American Business."

CLYDE E. CULP, III, age 56, has served on our Board of Directors since February of 1998. Mr. Culp's term is until the next annual meeting of shareholders, to be held in December of 2000. Mr. Culp was Chairman of Wrapsters, L.C., a Florida limited liability company, from its inception until February 28, 1998. From 1995 to 1996, Mr. Culp acted as an investor, developer, and consultant, and served on several boards of directors within the restaurant industry. From 1993through 1995, Mr. Culp served as President of the "Long John Silver's" restaurant chain,Lexington, Kentucky. From 1990 through 1993, he served as President of "Embassy Suites Hotel" chain, Dallas, Texas. In addition to serving as one of our Directors, Mr. Culp also is the Chairman and Managing Member of Bakery Resources Group, LLC, a bakery in Baltimore, Maryland, Chairman of the Board of Directors of Tanners Group, Inc., Alpharetta, Georgia, and a Director of El Chico/Spaghetti Warehouse, Inc., Dallas, Texas. Mr. Culp earned a B.A. degree in Business from William & Mary College, and an M.B.A. degree in marketing and finance from New York University.

HAROLD L. KESTENBAUM, age 50, is our Corporate Secretary and one of our Directors. Mr. Kestenbaum's term is until the next annual meeting of shareholders, to be held in December of 2000. Mr. Kestenbaum is an attorney admitted to practice law in the State of New York and is our franchise attorney. He received a Bachelor of Arts degree in Sociology from Queens College, New York, and earned his Juris Doctorate degree from the University of Richmond School of Law, Richmond, Virginia. Mr. Kestenbaum was admitted to the New Jersey State Bar Association in 1975, and the New York State Bar Association in 1976. Since 1977, Mr. Kestenbaum has concentrated his law practice in the field of franchise law and, since 1990, has owned and operated his own law firm in Garden City, New York. From May, 1982, until September, 1986, Mr. Kestenbaum served as franchise and general counsel to Sbarro, Inc., a national franchisor of over 900 family-style Italian Restaurants and, since March of 1985, has been a director of Sbarro, whose securities were listed on the New York Stock Exchange. In addition, Mr. Kestenbaum currently sits on the board of directors of Global Travel Network. From September, 1983, to October, 1989, Mr. Kestenbaum served as President and Chairman of the Board of Directors of FranchiseIt Corporation, the first publicly-traded company specializing in providing franchise marketing and consulting services and equity financing to emerging franchise companies, which he co-founded. In addition to the above, Mr. Kestenbaum has been franchise counsel to over sixty regional, national or international franchise companies. Mr. Kestenbaum is a member of the American Bar Association's Corporation Banking and Business Law Section, a founding member of the New York State Bar Association's Franchise Law Section, serving the latter as Chairman for its Education and Seminar Subcommittee, as well as serving as a mediator for the Franchise Arbitration and Mediation Company.

                             EXECUTIVE COMPENSATION

All compensation awarded to, earned by, or paid to the Company's chief executive officer, its three (3) most highly paid executive officers, and any other highly-paid officers, during the last fiscal year, are as follows:
________________________________________________________________________________

Name, Title                Salary        Bonus   Other Compensatio
________________________________________________________________________________

Thomas E. Metzger          $175,000      $0      issued options to purchase
Chief Executive Officer                          500,000 shares of our common
                                                 stock, which he later released
                                                 without exercising any

William Gallagher          $0            $0      $20,000.00
Director

Clyde E. Culp, III         $0            $0      $0
Director
________________________________________________________________________________

The following is a summary table containing compensation awarded to, earned by, or paid to the Company's chief executive officer, its three (3) most highly paid executive officers, and any other highly-paid officers, during the last three (3) fiscal years:

                               SUMMARY COMPENSATION TABLE
________________________________________________________________________________

                                         Long Term Compensation

        Annual Compensation                          Awards       Payout

________________________________________________________________________________
(a)       (b)  (c)       (d)     (e)      (f)        (g)       (h)      (i)
                                  Other              Securitie
Name                              Annual  Restricted Under-            All Other
and                               Compen- Stock      lying      LTIP    Compen-
Principal                         sation  Award(s)   Options/   Payouts satio
Position  Year Salary($) Bonus($) ($)     ($)        SARs(#)($) ($)     ($)
________________________________________________________________________________

Thomas E. 1998 $175,000  $0       $0      $0          500,000    $0      $0
Metzger                                               shares
          1999 $175,000  $0       $0      $0          0          $0      $0

Williamr  1998 $0        $0       $0      $0          0          $0      $0
Gallagher
          1999 $0        $0       $0      $0          0          $0      $0

Clyde E.  1998 $0        $0       $0      $0          0          $0      $0
Culp, III
          1999 $0        $0       $0      $0          0          $0      $0
________________________________________________________________________________

The following is a summary table containing information pertaining to the granting of stock options and/or stock appreciation rights ("SARs") made during the past fiscal year to each of the Company's executive officers:

________________________________________________________________________________

                     Option/SAR Grants in Last Fiscal Yea
                               Individual Grant
________________________________________________________________________________
(a)            (b)             (c)            (d)                     (e)
               Number of      % of Total
               Securities     Options/SARs
               Underlying     Granted to
               Options/SARs*  Employees in    Exercise or             Expiration
Name           Granted (#)    Fiscal Year     Base Price ($/Sh)       Date
________________________________________________________________________________

Thomas E.     500,000**         62.5%            $1.00 per share       1/12/2000
Metzger

Steven J.     85,000            10.6%            $1.00 per share       9/3/2003
Devine       142,500            17.8%            $1.00 per share       1/12/2004

Charles D.    25,000            3.1%             $1.00 per share       9/3/2003
Barnett
________________________________________________________________________________

* The previous board of directors adopted a Stock Appreciation Plan ("SAR") on September 3, 1998, but no "SAR's" were issued to any executive officer or employee. Our present board of directors repealed the "SAR" plan on December 15, 1999.

** The previous board of directors issued options to purchase 500,000 shares of our common stock at an exercise price of $1.00 per share to our past president, Thomas E. Metzger, on January 13, 1999. In connection with the merger of NYB Foods, Inc., into our subsidiary, Mr. Metzger released and waived his rights to any such common stock purchase options, and the Stock Option Plan was repealed by our current board of directors on December 15, 1999.

COMPENSATION OF DIRECTORS. Currently, the Company does not compensate its directors for their service on the Board of Directors, other than to reimburse them for their costs of travel and lodging to attend meetings, and payment of $1,000 annually to each director for attendance at and participation in each such meeting.

During our last fiscal year, our directors were not compensated.

                  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following-described transactions involve the Company and any of its officers, directors, nominees for such positions, beneficial owners of 5% or more of the outstanding common stock of the Company, or any of their family members:

ACQUISITION OF NYB FOODS, INC. In the merger between our subsidiary, NYB Acquisitions Corp., and NYB Foods, Inc., NYB Foods shareholders received, in exchange for 100% of their outstanding shares of common stock of NYB Foods, 7,500,000 shares of our common stock and $500,000.00 in cash, as follows:

     Robert D. Palmer, Jr.    5,188,776 shares and $345,900
     & Karene Palmer
     Berg Family Trust        1,244,490 shares and $81,600

In addition to the above shares and cash, these shareholders received registration rights for a portion (approximately 47%) of their shares.

EXCHANGE OF SHARES OF COMMON STOCK FOR PROMISSORY NOTES. Prior to the acquisition of NYB Foods, Inc., one of our directors, Clyde E. Culp, III, agreed to exchange a promissory note in the principal amount of $428,883, which was owed to him by the Company, for 428,883 shares of our common stock. The Company agree that it would register Mr. Culp's newly-issued shares of common stock for re-sale.

At the same time, one of our shareholders, Santa Cruz Holdings, Inc., agreed to exchange a promissory note in the principal amount of $109,000.00, which was owed to it by the Company, for 109,000 shares of our common stock.

ISSUANCE OF NOTE AND COMMON STOCK FOR 1 POTATO 2 ASSETS. William G. Norton, one of our current directors, is also a director and shareholder of 1 Potato 2, Inc., the Minnesota corporation. As such, he will benefit indirectly from the transaction in which our subsidiary acquired assets from 1 Potato 2, Inc., in exchange for 600,000 shares of our common stock and a promissory note in the principal amount of $400,000.

                         DESCRIPTION OF SECURITIES

COMMON STOCK. The authorized capital stock of the Company consists of 50,000,000 shares of no par value common stock. All shares have equal voting rights and are non-assessable. Voting rights are not cumulative and, therefore, the holders of more than 50% of the common stock of the Company could, if they chose to do so, elect all the directors.

Upon liquidation, dissolution or winding up of the Company, the assets of the Company, after satisfaction of all liabilities, will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The Shares of Common Stock presently outstanding are fully paid and non-assessable.

Holders of Common Stock are entitled to dividends when, and if, declared by the Board of Directors of the Company out of funds legally available therefor. The Company has not paid any cash dividends on its Common Stock to date. No assurance can be given that funds will be available to the Company in the future out of which dividends can be paid, or that the Company will declare such dividends.

14,686,313 of our 18,966,313 currently-outstanding Shares of Common Stock are "restricted securities" and, under certain circumstances, may in the future be sold in compliance with Rule 144, adopted under the Securities Act of 1933, as amended. Future sales of the Company's Common Stock could depress the market price for such Common Stock.

"RESET" PROVISIONS. Two investors purchased 3,400,000 shares of common stock in September, 1999, and, as part of the purchase agreement, we consented to a "Reset" provision. According to this "Reset" agreement, we may be obligated to issue more shares to these two investors if the average bid price for our common stock falls below one-half (1/2) the bid price on the day the shares were purchased (the closing price of our common stock on September 22, 1999, the closing date for this transaction, was $.812 per share). If the average bid price is equal to or greater than one-half (1/2) the bid price on the purchase date, no new shares are to be issued. If the average bid price falls below one-half (1/2) the bid price on the purchase date, the following formula will determine the number of new shares to be issued:

The difference between one-half (1/2) the bid price on the purchase date and the average bid price during the applicable period*, multiplied by 1,700,000, with the resulting product being divided by the average bid price during the applicable period.

* This calculation is to be made for each of two "applicable periods," the first such period being the first sixty (60) trading days following the purchase date, and the second period being trading days 61 through 100 following the purchase date.

The individuals who previously owned the shares of common stock of NYB Foods, Inc., were granted the same "reset" rights when the merger between NYB Foods, Inc., and NYB Acquisitions Corp. was finalized.

WARRANT PURCHASE AGREEMENT. Investor purchased warrants to purchase 3,485,000 shares of our common stock in September, 1999. In the "Warrant Purchase Agreement," we agreed to issue additional shares of common stock under certain circumstances. If the investors exercise all or part of their warrants but, before the shares are issued, the effectiveness of our registration statement is suspended for a reason other than that we possess material non-public information, and the bid price immediately before the suspension is greater than the bid price on the day after the suspension is lifted, we will be obligated to issue more shares, according to the following formula:

The number of shares the investor was entitled to pursuant to his warrant exercise which were not otherwise freely-tradable, multiplied by the product of
(1) the number of shares he was entitled to under the warrant exercise, (2) multiplied by the product of the bid price immediately before the exercise, divided by the bid price immediately after the suspension was lifted.

The holders of these common stock purchase warrants may exercise their warrants and receive underlying common stock shares for no cash payment. This "cashless" exercise option provides that the holders of the warrants may exercise their warrants and receive underlying shares of common stock for no cash price according to the following formula:

The number of shares issued to the warrantholder equals the average closing bid price for five trading days immediately preceding the exercise, minus the exercise price ($.35), divided by the five-day average closing bid price; all multiplied by the number of shares with respect to which the warrants are being exercised.

As an example, if the average closing bid price for our common stock for a five-trading-day period is $.50, and all 3,485,000 warrants are exercised pursuant to the "cashless" exercise option, we would issue 1,045,500 shares of common stock to the warrantholders for no cash price.

PREFERRED STOCK. We are authorized to issue 10,000,000 shares of no par value Preferred Stock. We may issue Preferred Stock in one or more series at the discretion of the Board of Directors. In establishing a series, the Board of Directors are to give it a distinctive designation so as to distinguish it from the shares of all other series and classes, fix the number of shares in the series, and fix the preferences, rights and restrictions thereof. All shares of any one series shall be alike in every particular unless otherwise provided in the articles of incorporation or Colorado statutes.

SERIES B PREFERRED STOCK. The Company previously issued 113,500 shares of non-voting Series B Redeemable Convertible Preferred Stock, all but 1,000 of which shares have subsequently been converted into three (3) shares of the Company's common stock for each share of Series B Preferred (to date we have issued 337,500 shares of common stock in exchange for the surrender of 112,500 shares of Series B Preferred stock). Each share of the 1,000 outstanding shares of Series B Preferred stock has a face value of ten dollars ($10.00), with cumulative dividends at the rate of ten percent (10%), payable in cash or additional Series B shares, at the Company's option, semi-annually. No dividends are payable on any other securities which are junior to the Series B shares, unless all accrued dividends have been paid to the holders of Series B shares. The Company may, at any time, redeem the Series B shares for their face value ($10.00 per share), plus any accrued but unpaid dividends. In the event of the liquidation, dissolution or winding up of the Company, Series B shareholders are entitled to be paid $10.00 per share, plus any accrued but unpaid dividends out of the Company's assets before any payment may be made to holders of the Company's common stock, or any other securities junior to Series B Preferred shares. Series B Preferred shareholders may convert their Series B shares to shares of preferred stock of the Company which are or become publicly traded shares.

                                       PART II

                     MARKET PRICE AND DIVIDENDS ON REGISTRANT'S
                   COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our no par value common stock is traded on the Over-The-Counter Bulletin Board, under the symbol "UTRG" (formerly traded under the symbol "WRAP"). On December 23, 1999, the high and low bids for the common stock were $.937 and $.687 respectively. The range of high and low sales prices for the common stock as quoted on the OTC Bulletin Board are listed below for the periods indicated. The quotes reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

________________________________________________________________________________
Calendar Quarter              High Bid            Low Bid
________________________________________________________________________________

1st Quarter, 1999             $2.625              $0.875
2nd Quarter, 1999             $2.00               $0.4375
3rd Quarter, 1999             $1.50               $0.6875
4th Quarter, 1999             $1.031              $0.562
________________________________________________________________________________

Because the bid price of the common stock has been below $5.00 per share, the SEC's Rule 15g-9 may apply to the common stock. This rule imposes additional sales practice requirements on a broker-dealer that sells Rule 15g-9 securities to persons other than the broker-dealer's established customers and institutional accredited investors. For transactions covered under Rule 15g-9, the broker-dealer must make a suitability determination of the purchaser and receive the purchaser's written agreement to the transaction before the sale. In addition, broker-dealers, particularly if they are market makers in the common stock, have to comply with the disclosure requirements of Rules 15g-2, 15g-3, 15g-4, 15g-5, and 15g-6 under the Exchange Act unless the transaction is exempt under Rule 15g-1. Consequently, Rule 15g-9 and these other rules may adversely affect the ability of broker-dealers to sell or to make markets in the common stock and also may adversely affect the ability of purchasers of the shares.

HOLDERS OF RECORD. We had approximately 299 holders of record of our common stock as of the shareholder meeting on December 15, 1999.

DIVIDENDS. We have never paid cash dividends on our common stock and intend to retain earnings, if any, to use in operating and expanding our business. Our board of directors will determine the amount of future dividends, if any, based upon our earnings, financial condition, capital requirements and other conditions.

RESTRICTION ON ABILITY TO PAY DIVIDENDS. We currently have 1,000 shares of Series B Preferred stock outstanding. Each share of Series B Preferred stock has a face value of ten dollars ($10.00), with cumulative dividends at the rate of ten percent (10%), payable in cash or additional Series B shares, at the Company's option, semi-annually. No dividends are payable on any other securities which are junior to the Series B shares, including on our common shares, unless all accrued dividends have been paid to the holders of Series B shares.

                                 LEGAL PROCEEDING

Other than what is listed below, there are currently no pending legal proceedings, either material or ordinary, routine litigation incidental to the business, to which the Company or any subsidiary of the Company is a party. The Company is not a party to any proceedings instituted by a governmental authority and none are known to be contemplated by government authorities.

REAL ESTATE LEASES. We previously owned "Wrapsters" restaurants in the Abernathy Square shopping center in Atlanta, Georgia, and in the Greenbrier shopping center in Virginia. Prior management closed the restaurants and now the landlords are requesting payment. Although no legal proceedings have been commenced, and we believe reasonable and favorable settlements can be reached, we nevertheless face the potential of having judgments entered against us in excess of $175,000.00, representing the rent payments due under the remainder of the leases.

EQUIPMENT LEASES. Prior management signed five (5) year leases for computerized cash register equipment for four (4) restaurants, which restaurants were subsequently closed. The equipment is not currently being used, and no payments have been made on the leases since December, 1999. Copelco, the lessor, has threatened to declare a default under the leases and demand payment in full of the remaining lease payments, in an amount in excess of $30,000.00. Although no legal proceedings have been commenced, and we believe a reasonable and favorable settlement can be reached, we nevertheless face the potential of having a judgment entered against us in excess of $30,000.00, representing the payments due under the remainder of the leases.

                     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANT

We previously employed the firm of Porter Keadle Moore, LLP, of Atlanta, Georgia, as our independent certified public accountants and auditors. They audited our books and prepared our financial statements for the year ended December 31, 1998. In 1999, we acquired NYB Foods, Inc., through a merger with one of our subsidiaries, and, in connection with that merger, moved our corporate offices from Atlanta, Georgia, to Mesa, Arizona, and replaced our previous management team with the NYB Foods, Inc., management team. Due to the management change and the geographical move, we found it more convenient to employ NYB Foods, Inc.'s, auditor, James E. Raftery, CPA, PC, as our independent certified public accountants and auditors.

We have no disagreements with Porter Keadle Moore, LLP, nor with any other accountants.

                        RECENT SALES OF UNREGISTERED SECURITIES

1. 7,500,000 Shares of Common Stock were issued in the transaction whereby NYB Foods, Inc., was merged with and into NYB Acquisitions Corp., a wholly-owned subsidiary of the Company. The transaction was exempt from registration under Section 4(2) of the Securities Act of 1933. The individual shareholders of NYB Foods, Inc., received unregistered shares of common stock as follows:

     Robert D. Palmer, Jr.         5,188,776 shares
     & Karene Palmer
     Berg Family Trust             1,244,490 shares
     Gary D. Palmer                  765,306 shares
     Mary Jo DiVito                  306,122 shares
     Hank Rabin                       15,306 shares

2.   3,400,000 Shares of Common Stock were issued to two investors as follows:

     Kazi Family Partnership       1,700,000 shares
     Dr. J.C. Joshi                1,700,000 shares

The Company received a legal opinion that the transaction was exempt from registration pursuant to Regulation D, Rule 504, promulgated under Section 3(b) of the Securities Act of 1933.

3. Warrants to purchase 3,000,000 shares of our common stock were issued to one investor, Mohamed Khalifa. The transaction was exempt from registration under Section 4(2) and Regulation S, promulgated under the Securities Act of 1933.

4. In connection with the above-referenced sale of 3,400,000 shares of our common stock to the Kazi Family Partnership and Dr. J.C. Joshi, and the sale of 3,000,000 common stock purchase warrants to Mohamed Khalifa, 269,500 shares of common stock and 485,000 common stock purchase warrants were issued, as fees and expenses for assisting in the introduction, negotiation and closing of the said transactions, to the following individuals:

Mohamed Ghaus Khalifa      201,250 shares and 144,000 warrants
DSF Capital, Inc.           24,750 shares and 161,000 warrants
Bicoastal Associates, Inc.  37,250 shares and 100,000 warrants
Man Chu Chow                 6,250 shares and 30,000 warrants
Pacific Basin LLC           50,000 warrants

5. 337,500 Shares of Common Stock were issued to the holders of Series B Preferred Stock of the Company in a 3-for-1 conversion, as follows:

Name                     Series B Shares    Common Stock Share
                         Converted          to be Issue
________________________________________________________________________________

Dr. Richard Wagner       53,500              160,500
Dr. Ronald Lang          10,500               31,500
Michael Tucker            2,500                7,500
Lewis/Mimi Myers          1,500                4,500
Frederick Garner          3,500               10,500
John Cristakes            2,500                7,500
Donald Clark              1,500                4,500
Charles Kuhter            1,000                3,000
Alan Haehle               1,000                3,000
Jeffrey/Yollande Gottlieb 2,500                7,500
Roger/Darcy Brooks        1,500                4,500
Stanley Morton            2,500                7,500
Don Drews                 4,000               12,000
Thomas Murphy             1,000                3,000
John/Sandra Straetker     1,000                3,000
Norman/Barbara Glutzer    2,500                7,500
Margaret Sanderson        1,000                3,000
Dr. Michael Grear         2,500                7,500
Bhagvan Vaghani           5,000               15,000
Santa Cruz Squeeze        2,500                7,500
Robert Henry                500                1,500
Michael Henry               500                1,500
Alan Wilson               1,000                3,000
Dieter Schulz               500                1,500
Kevin Vrba                  500                1,500
Diane/William Bennett     2,500                7,500
Dr. Robert Stoltz         1,500                4,500
William Throolin/           500                1,500
Sharon Peterson
Dru/Dana Vowell           1,000                3,000
Scott Weber                 500                1,500

These share exchanges were exempt from registration pursuant to Section 3(a)(9) of the Securities Act of 1933.

6. 45,750 shares of common stock were issued to five individuals upon the exercise of their common stock purchase warrants as listed below. The issuance of these shares were exempt from registration pursuant to Section 3(a)(9) of th
Securities Act of 1933.

     Richard J. Babjak        3,813 shares
     Sean T. O'Keefe          21,000 shares
     Robert D. Yarosz         3,813 shares
     Anastasios Baharopoulos  3,000 shares
     John H. Mathues          14,124 shares

7. 537,883 shares of common stock were issued to two of our shareholders in exchange for the surrender and cancellation of promissory notes owed by the Company which they held, as follows:

Clyde E. Culp, III         428,883 shares for note of $428,883
Santa Cruz Holdings, Inc.  109,000 shares for note of $109,000

These share exchanges were exempt from registration pursuant to Section 3(a)(9) of the Securities Act of 1933.

                        INDEMNIFICATION OF DIRECTORS AND OFFICER

Our Articles of Incorporation indemnify, to the maximum extent permitted by law, any person who is or was a director, officer, agent, fiduciary or employee against any claim, liability or expense arising against or incurred by such person made party to a proceeding because he is or was a director, officer, agent, fiduciary or employee for us, or because he is or was serving another entity or employee benefit plan as a director, officer, partner, trustee, employee, fiduciary or agent at our request.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provision, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                               PART F/S
                     UPTOWN RESTAURANT GROUP, INC.
                         FINANCIAL STATEMENTS

Uptown Restaurant Group, Inc.
f/k/a Wrapsters, Inc.
Consolidated Balance Sheet
For the Nine Months Ending
September 30, 1999

Assets

Current Asset
     Cash                                              $  62,175
     Money Market Account                                201,521
     Accounts Receivable, net of allowance
       of $20,000 for 1999                                60,895
     Inventory                                             3,209
     Prepaid Expenses                                    315,727
          Total Current Assets                           643,526

Property and Equipment
     Office Equipment                                     29,500
     Office Furniture                                     21,319
     Accumulated Depreciation                             (7,062)
          Total Property & Equipment                      43,757

Other Assets
     Franchise Documents                                  40,000
     Intangible Assets                                    59,461
     Notes Receivable                                     25,500
     Note Receivable (NYB West)                           55,000
          Total Other Assets                             179,961

          Total Assets                                  $867,244

LIABILITIES AND STOCKHOLDER'S EQUIT

Current Liabilities
     Accounts Payable                                   $199,714
     DA Commissions Payable                               14,992
     Credit Payable                                       13,802
     Deferred Tax Payable                                  3,673
     Deferred Revenue                                    690,483
          Total Current Liabilities                      922,665

Long Term Liabilities
     Lease Commitments                                    95,217
          Total Liabilities                            1,017,882

Equity
     Common Stock                                      2,205,895
     Retained Earnings                                (1,532,703)
     Net Income Y-T-D                                   (823,831)
          Total Capital                                 (150,638)
          Total Liabilities & Capital                   $867,244

Uptown Restaurant Group, Inc.
f/k/a Wrapsters, Inc.
Balance Sheet
For the Nine Months Ending
September 30, 1999

Assets
Current Asset
     Cash                                                  ($771)
     Money Market Account                                      0
     Accounts Receivable, net of allowance of
       $20,000 for 1999                                        0
     Inventory                                                 0
     Prepaid Expenses                                          0
          Total Current Assets                              (771)

Property and Equipment
     Office Equipment                                          0
     Office Furniture                                          0
     Accumulated Depreciation                                  0
          Total Property & Equipment                           0

Other Asses
     Franchise Documents                                       0
     Deffered Loan Costs                                  31,461
     Notes Receivable                                          0
     Note Receivable (Other)                                   0
          Total Other Assets                              31,461

          Total Assets                                   $30,691

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities
     Accounts Payable                                   $167,035
     DA Commissions Payable                                    0
     Credit Payable                                        3,957
     Deferred Tax Payable                                      0
     Deferred Revenue                                     50,000
          Total Current Liabilities                      220,992

Long Term Liabilities
     Lease Commitments                                    85,815
          Total Liabilities                              306,808

Equity
     Common Stock                                      2,124,264
     Retained Earnings                                (1,546,257)
     Net Income Y-T-D                                   (854,125)
          Total Capital                                 (276,117)

          Total Liabilities & Capital                    $30,691

NYB Foods, Inc
Balance Sheet
For the Six Months Ending
September 30, 1999

Assets
Current Assets
     Cash                                                $62,946
     Money Market Account                                201,521
     Accounts Receivable, net of allowance
       of $20,000 for 1999                                60,895
     Inventory                                             3,209
     Prepaid Expenses                                    315,727
          Total Current Assets                           644,296
Property and Equipment
     Office Equipment                                     29,500
     Office Furniture                                     21,319
     Accumulated Depreciation                             (7,062)
          Total Property & Equipment                      43,757

Other Assets
     Franchise Documents                                  40,000
     Intangible Assets                                    28,000
     Notes Receivable                                     25,500
     Note Receivable (NYB West)                           55,000
          Total Other Assets                             148,500

          Total Assets                                  $836,553

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities
     Accounts Payable                                    $32,679
     DA Commissions Payable                               14,992
     Credit Payable                                        9,844
     Deferred Tax Payable                                  3,673
     Deferred Revenue                                    640,483
          Total Current Liabilities                      701,672

Long Term Liabilities
     Lease Commitments                                     9,402
          Total Liabilities                              711,074

Equity
     Common Stock                                         81,631
     Retained Earnings                                    13,554
     Net Income Y-T-D                                     30,294
     Total Capital                                       125,479

          Total Liabilities & Capital                   $836,553

Uptown Restaurant Group, Inc.
f/k/a Wrapsters, Inc.
Consolidated Y-T-D Income Statement
For the Nine Months Ending
September 30, 1999

Sales
     Franchise Sales                                    $264,079
     Royalty Revenue                                     199,077
     Food Sales & Retail Food Sales                      122,354
     Misc. Income                                         21,000
     NYB West                                             29,280
          Total Sales                                    635,790

Cost of Sales
     Administration                                      186,487
     Bonus                                                29,750
     DA Commission                                       126,568
     Food Costs & Supplies                                70,064
     Show Fees                                             1,345
     Training                                             16,033
          Total Cost of Sales                            430,247

Contribution
     Franchise Sales                                     129,240
     Royalty Revenue                                      72,509
     Food Sales $ Retail Operations                      (19,918)
     Other                                                23,712
          Total Contribution                            $205,543

Expenses
     Advertising                                          58,172
     Auto Expense                                          6,093
     Cleaning                                                947
     Computer Supplies                                     6,582
     Consulting Expense                                   22,431
     Contract Labor                                        1,367
     Depreciation                                         40,160
     Dues & Subscriptions                                  2,878
     Equipment Rental                                     11,356
     Finance Charges                                      46,598
     Insurance                                            16,181
     Management Fees                                     173,060
     Legal Expense                                        31,981
     Office Supplies                                      11,578
     Postage                                              16,763
     Printing                                              7,863
     Rent Office                                         136,639
     Rent NYB                                             10,833
     Repair & Maintenance                                  3,381
     Telephone                                            17,047
     Travel Expense                                       49,734
     Conference & Meetings                                 3,869
     Utilities Expense                                    16,004
     Store Closings                                      337,856
          Total Expenses                               1,029,373

Net Income (Loss)                                      ($823,830)

Uptown Restaurant Group, Inc.
f/k/a Wrapsters, Inc.
Y-T-D Income Statement
For the Nine Months Ending
September 30, 1999

Sales
     Franchise Sales                                        $  0
     Royalty Revenue                                           0
     Retail Food Sales                                    93,138
     Coupons                                               9,190
     Other                                                     0
     Total Sales                                         102,328

Cost of Sales
     Administration                                       81,398
     Bonus                                                     0
     DA Commission                                             0
     Food Costs & Supplies                                48,863
     Show Fees                                                 0
     Training                                                  0
          Total Cost of Sales                            130,261

Contribution
     Franchise Sales                                           0
     Royalty Revenue                                           0
     Retail Operations                                   (27,933)
     Other                                                     0
          Total Contribution                            ($27,933)

Expenses
     Advertising                                          31,923
     Auto Expense                                          4,221
     Cleaning                                                786
     Computer Supplies                                         0
     Consulting Expense                                   11,114
     Contract Labor                                          813
     Depreciation                                         37,373
     Dues & Subscriptions                                  1,698
     Equipment Rental                                      1,473
     Finance Charges                                      35,309
     Insurance                                            10,767
     Management Fees                                     134,010
     Legal Expense                                        23,556
     Office Supplies                                       7,780
     Postage                                               4,264
     Printing                                              1,613
     Rent Stores                                         118,566
     Rent                                                      0
     Repair & Maintenance                                  2,725
     Telephone                                             9,132
     Travel Expense                                       35,089
     Conference & Meetings                                 3,498
     Utilities Expense                                    12,626
     Store Closings                                      337,856
          Total Expenses                                 826,192

     Net Income (Loss)                                 ($854,125)

                             Porter Keadle Moore, LLP

                  REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

The Board of Directors and Stockholders
Wrapsters, Inc

We have audited the accompanying balance sheet of Wrapsters, Inc. as of January
3, 1999 and the related statements of operations, stockholders' equity
(deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wrapsters, Inc. as of January
3, 1999, and the results of its operations and its cash flows for the year then ended.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8, the Company has experienced significant net losses since inception, has been unable to generate positive cumulative cash flows from operations, and, at January 3, 1999, has a significant working capital deficiency. These facts raise substantial doubt about the Company's ability to continue as a going concern.
Note 8 also describes management's plans to alleviate these financial concerns.
The financial statements do not include any adjustments that might result from this uncertainty.

Porter Keadle Moore, LL
Atlanta, Georgia
August 31, 1999

Certified Public Accountant
Suite 1800, 235 Peachtree Street NE, Atlanta, Georgia 30303,
Phone 404-588-4200, Fax 404-588-4222


WRAPSTERS, INC.
Financial Statements
January 3, 1999
(with Independent Accountants' Report thereon)


WRAPSTERS, INC.
Balance Sheet
January 3, 1999

Assets
Current assets
     Cash                                             $ 26,046
     Inventory                                           9,919
     Due from stockholder                                1,154
          Total current assets                          37,119

Property and equipment, net                            271,920

Other assets                                            33,390
                                                      $342,429

Liabilities and Stockholders' Equity Deficit

Current liabilities:
     Accounts payable and accrued expenses            $286,475
     Deferred franchise fees                            50,000
     Note payable                                       20,000
     Notes payable to affiliates                       521,876

          Total current liabilities                    878,351

Commitments and contingencies (see note 7)

     Stockholders' equity (deficit)
     Series B redeemable convertible preferred stock;
     no par value, 113,500 shares authorized, issued
     and outstanding (liquidation preference of
     $1,232,952)                                       990,594
     Common stock; no par value, 25,000,000 shares
     authorized, 7,990,480 shares issued and
     outstanding                                        19,741
     Accumulated deficit                            (1,546,257)

          Total stockholders' equity (deficit)        (535,922)

                                                    $  342,429


See accompanying notes to financial statements


WRAPSTERS, INC.

Statement of Operations
For the Year Ended January 3, 1999

Revenue
     Restaurant sales revenue                       $  315,026
     Other income                                       27,472

          Total revenue                                342,498

Operating expenses:
     Food, beverages and paper                         124,944
     Payroll and benefits                              521,595
     Occupancy                                         161,979
     Other operating                                   571,406

          Total operating expenses                   1,379,924

Other expenses:
     Interest expense                                   37,783
     Loss on store closings                            207,473

          Total other expenses                         245,256

          Net loss                                $ (1,282,682)

Basic and diluted loss per common share           $      (0.17)


See accompanying notes to financial statements

WRAPSTERS, INC.
Statement of Changes in Stockholders' Equity (Deficit)
For the Year Ended January 3, 1999

               Members'  Preferred Stock  Common Stock    Accumulated
               Equity    Shares  Amount   Shares   Amount Deficit   Total

Wrapsters,
LC (see Note
1) Balance,
December 31,
1997          $418,624     -      -         -       -   (263,575)  155,049
Capital
contributions   30,000     -      -         -       -      -        30,000
Net loss          -        -      -         -       -   (80,528)   (80,528)

Balance
immediately
before         448,624     -      -         -       -   (344,103)  104,521
merger

Wrapsters,
Inc. (see Note
1) Conversion
of members'
equity to note
payable       (428,883)    -      -         -       -      -      (428,883)
Issuance of
common stock   (19,741)    -      -   7,600,000   19,741   -          _
Existing HAI
stockholders      -        -      -     390,480     -      -          -
Issue Series
B preferred
stock             -    113,500 990,594      -       -      -       990,594
Net loss
post merger       -        -      -         -       - (1,202,154)(1,202,154)

Balance,
January 3,
1999         $    -    113,500 990,594 7,990,480 19,741 (1,546,257) (535,922)


See accompanying notes to financial statements

WRAPSTERS, INC.
Statement of Cash Flows
For the Year Ended January 3, 1999

Cash flows from operating activities:
     Net loss                                          $ (1,282,682)
     Adjustments to reconcile net loss to net
       cash used by operating activities:
       Depreciation and amortization                         40,459
       Loss on store closings                               207,472
       Change in operating assets and liabilities:
         Accounts receivable                                 (1,154)
         Other assets                                       (20,300)
         Inventory                                           (4,961)
         Accounts payable and accrued expenses              206,894
         Deferred franchise fees                             50,000
           Net cash used by operating activities            804,272

Cash flows from investing activities:
     Proceeds from disposal of property and equipment        16,500
     Purchases of property and equipment                   (353,386)
          Net cash used by investing activities            (336,886)

Cash flows from financing activities:
     Proceeds from notes payable to affiliate                92,993
     Proceeds from note payable                              10,000
     Capital contribution                                    30,000
     Issuance of Series B preferred stock                   990,594
          Net cash provided by financing activities       1,123,587

          Net change in cash                                (17,571)
          Cash, beginning of year                            43,617

          Cash, end of year                             $    26,046

Supplemental disclosures of cash flow information
     Cash paid during the year for interest                 $   588

Noncash investing and financing activities:
     Equity converted to debt                          $    428,883
     Conversion of limited liability corporation
       interest into common stock                      $     19,741

See accompanying notes to financial statement

WRAPSTERS, INC.
Notes to Financial Statements

(1)  Summary of Significant Accounting Policies
     Company Background and Nature of Operations.
On February 19, 1998, Wrapsters, Inc. (the "Company") was formed by the merger of Wrapsters, L.C., a Florida limited liability company, with HAI Enterprises, Inc. ("HAI"), a Colorado corporation. Wrapsters, L.C. was formed on June 6,
1997 and operated two quick services restaurants in Boca Raton, Florida specializing in freshly prepared, healthy flour tortilla wraps, fruit smoothies and other related menu items. HAI was formed February 23, 1996 and had no significant assets, liabilities or operations at the time of the merger. HAI was the surviving entity from the merger and immediately changed its name to Wrapsters, Inc.

The merger was effected by exchanging total members' equity in Wrapsters, L.C.
for 3,800,000 shares of HAI no par or stated value common stock and issuing a note payable to one of the members in the amount of $428,883 (see Note 4).

For accounting purposes, this merger was accounted for as a purchase transaction, and since the previous HAI stockholders only controlled 4.9% of the Company's common stock following the merger while the previous members of Wrapsters, L.C. owned 50% of the Company following the merger, this transaction is considered a reverse merger and Wrapsters, L.C. is considered to be the surviving entity. No goodwill or other intangible assets resulted from this merger.

Following the merger, the Company opened five more stores during 1998 and closed three stores during the year. At January 3, 1999, the Company was operating four stores, three located in Atlanta, Georgia and one located in Arlington, Virginia.

Basis of Presentation and Fiscal Year
The Company operates on a 52/53-week fiscal year ending on the Sunday closest to December 31 of each year. Accordingly, the financial statements presented ended on January 3, 1999. All general references to years relate to fiscal years unless otherwise noted.

The financial statements are prepared in accordance with generally accepted accounting principles ("GAAP"). In preparing financial statements in accordance with GAAP, management is required to make certain estimates. Actual results could vary from those estimates.

Inventories
Inventories are stated at the lower of cost (first-in, first-out) or market and consist of food, beverages, paper products and supplies.

Property and Equipment
Property and equipment is recorded at cost, less accumulated depreciation.
Major additions and improvements are charged to the property accounts while replacements, maintenance and repairs which do not improve or extend the life of respective assets are expensed currently. When property is retired or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss, if any, is recognized.

Depreciation is computed using the straight-line method. The following represents the useful lives over which the assets are depreciated:

     Leasehold improvements                  Life of lease
     Furniture, fixtures and equipment       7 years
     Signage                                 7 years
     Computer equipment                      3 years

Revenue Recognition
Revenue is recognized in the period for which related food and beverage products are sold. Initial fees from the awarding of individual franchises are deferred and recorded as revenue when the franchised restaurant is opened.

WRAPSTERS, INC.
Notes to Financial Statements, continued

(1)  Summary of Significant Accounting Policies, continue

Pre-Opening Costs

Pre-opening costs are incurred before a restaurant is opened and consist primarily of wages and salaries, hourly employee recruiting, license fees, meals, lodging and travel plus the cost of hiring and training the management teams. Pre-opening costs are expensed as incurred.

Advertising Cost

The Company expenses all advertising costs as incurred.

Loss on Store Closing

When the Company closes a store, management determines whether the estimated net realizable value of property and equipment held at the store that will not be transferred to another location but which will be sold or otherwise disposed exceeds the assets' carrying value. To the extent that the estimated net realizable value is less than the carrying value, the related loss is immediately accrued. Likewise, management estimates the total net future lease payments, including estimated lease settlement payments, that will be paid before the Company can negotiate a release from the lease and accrues a loss for this amount.

Income Taxes

Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply totaxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect of deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategies. At January 3, 1999, the Company's only significant deferred tax attribute was its net operating loss since inception, and this deferred tax asset has been fully reserved.

Earnings (Loss) Per Common Share

The Company is required to report on the face of the statement of operations the income (loss) per common share with and without the dilutive effects of potential common stock issuances from instruments such as options, convertible securities and warrants. Basic earnings per common share is based on the weighted average number of common shares outstanding during the period while the effects of potential common shares outstanding during the period are included in diluted earnings per common share. The Company excludes the potentially dilutive securities from the calculation of loss per share because their inclusion in anti-dilutive since the Company is operating at a loss. Due to the merger, the Company believes the most meaningful presentation is to treat all common shares outstanding immediately following the merger as outstanding for the entire year.

The following table summarizes the calculation of basic and dilutive loss per share:

     Net loss                                          $ (1,282,682)
     Less dividends on Series B preferred stock             (97,952)

       Net loss attributable to common stockholders    $ (1,380,634)

     Weighted average common shares outstanding           7,990,480

       Basic and dilutive loss per common share        $      (0.17)

WRAPSTERS, INC.
Notes to Financial Statements, continued

(2)  Property and Equipment
     Property and equipment at January 3, 1999 is summarized as follows:

     Leasehold improvements                            $ 114,560
     Furniture, fixtures and equipment                   139,004
     Signage                                              31,372
     Computer equipment                                    5,727

                                                         290,663

     Less accumulated depreciation                        18,743

          Net property and equipment                   $ 271,920

     Depreciation expense amounted to $40,459 fiscal 1998.

(3)  Note Payable

     Notes payable consists of a $20,000 revolving line of credit with a bank.
The line of credit bears interest at 2% above the lender's index rate, as defined, is guaranteed by the two of the Company's stockholders and is collateralized by substantially all assets of the Company. The line of credit is due on demand.

(4)  Notes Payable to Affiliate

     In connection with the merger discussed in Note 1, $428,883 of members' equity belonging to one of the two members of Wrapsters, L.C. was converted into an unsecured promissory note in that amount. The note bears interests at 10% per year. Provisions in the promissory note state that the principal balance and all accrued interest must be repaid upon the earlier to occur of either August 20, 1999 or the receipt by the Company of any financing subsequent to the merger and the related stock sale described in Note 5 in the amount of at least $1,000,000. The principal balance is to be repaid at the option of the holder in either cash or the Company's registered common stock valued at the lesser of $1.00 per share or 80% of the market price of the Company's common stock at the time of conversion. If the Company does not repay this note by the maturity date, the interest rate converts to the maximum amount allowed by law in the state of Florida.

The Company has issued a convertible secured note to one of its stockholders.
This note allows the Company to borrow up to $150,000, bears interest at 7% per year and is collateralized by all assets of the Company not already encumbered by the note payable discussed in Note 3. The note plus all accrued interest are due May 31, 1999 and are payable at the holder's option in either cash or the Company's common stock valued at the lesser of $1.00 per share or 80% of the market price of the Company's common stock at the time of conversion. If the Company does not repay this note by the maturity date, the interest rate converts to 18% per year. At January 3, 1999, $84,000 was outstanding on this note. This note was not repaid at maturity (see note 9).

As a condition of the convertible secured note, the President of the Company agreed to reduce the cash portion of his salary by one-half with the other half being taken in the form of an unsecured promissory note with the same terms and conditions as the convertible secured note, except for the lack of any security interest. At January 3, 1999, $8,993 was outstanding on this salary deferral note.

(5)  Capital Structure and Transactions

     As described in Note 1, Wrapsters, L.C. operated as a limited liability company prior to the merger with HAI. As such, Wrapsters, L.C. had no outstanding equity securities. Its equity was embodied in the members' equity account. Upon the merger, the members' equity interests were exchanged for 3,800,000 shares of the Company's common stock and for an unsecured promissory note.

Simultaneous with the merger, the Company sold 3,800,000 shares of its common stock and 113,500 shares of Series B preferred stock ("Series B Preferred") to an affiliate for $1,000,000 less offering costs of $9,406. For accounting purposes, management has attributed all the proceeds to the Series B Preferred based upon the cumulative dividend rights, redemption and conversion features and the liquidation preference in the Series B Preferred and management's belief that the common stock essentially had no significant value at that time.

WRAPSTERS, INC.
Notes to Financial Statements, continued

(5)  Capital Structure and Transactions, continued

     The Series B Preferred pays cumulative dividends at a 10% annual rate based on the stock's face value of $10 per share. The Series B Preferred has a liquidation preference of $10 per share plus unpaid cumulative dividends and is nonvoting, except in limited situations. At the Company's option, the Series B
Preferred can be redeemed in whole or in part at any time at $10 per share plus cumulative unpaid dividends. At the holder's option, the Series B Preferred can be converted at any time into publicly traded preferred stock issued by the Company at a conversion rate of one share of Series B Preferred for each share of publicly traded preferred stock. At January 3, 1999, dividends in arrears on this preferred stock totalled $97,952.

(6)  Stock Options and Warrants

     On September 3, 1998, the Company adopted the 1998 Stock Compensation
Plan, which reserves an aggregate of 800,000 shares of the Company's common stock for issuance to certain officers, directors, employees and advisors in the form of either incentive stock options or non-qualified stock options, within certain limitations specified in the plan document. Options granted under this plan must be granted at a minimum of the fair market value at the date of grant and the Company can, in its discretion issue simultaneously alternative stock appreciation rights. In that case, the optionee can choose whether to exercise the option or the stock appreciation right. Options must be exercised within a period of no more than ten years from the plan's inception.
During fiscal 1998, all options granted pursuant to this plan vested in no more than three years and are exercisable for a period of five years.

The following summarizes stock option activity related to this plan through
January 3, 1999:
                                                  Exercise
                                        Shares    Price

     Options granted                    157,500   $ 1.00
     Options canceled                     7,500     1.00

Options outstanding at January 3, 1999  150,000   $ 1.00

At January 3, 1999, options on 136,668 shares were exercisable and all options had weighted average remaining contractual life of approximately four and two-thirds years.

The Company accounts for stock options pursuant to Accounting Principals Board
Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, no compensation cost has been recognized in connection with these options. Statement of Financial Accounting Standards No.
123, "Accounting for Stock-Based Compensation," ("SFAS No. 123") encourages, but does not require, entities to compute the fair value of options at the date of grant and to recognize such costs as compensation expense immediately if there is no vesting period or ratably over the vesting period of the options. The Company has chosen not to adopt the cost recognition principles of SFAS No. 123. Had compensation cost been determined based upon the fair value of the options at the grant dates consistent with the method of SFA No.
123, the Company's net loss and loss per share would not have been effected to any measurable degree based on management's use of the minimum value method with the following weighted average grant date assumptions used for grants in 1998: fair value of the underlying stock of $0.01, dividend yield of 0%, risk free interest rate of 5.5% and an expected life of five years.

All of these options will be terminated in connection with the NYB Foods, Inc.
transaction discussed in note 9.

WRAPSTERS, INC.
Notes to Financial Statements, continued

(7)  Commitments and Contingencies
     Lease
     The Company leases certain store locations and equipment pursuant to operating leases with initial term ranging from three to five years, with renewal options of up to five years. Future minimum lease payments (which do not include amounts payable by the Company for maintenance costs, real estate taxes and insurance, or contingent rentals payable on a percentage of sales in excess of stipulated amounts for the store locations) under noncancelable operating leases, including leases on the three stores that were closed during 1998, atJanuary 3, 1999 are as follows:

          Fiscal Year Ende
               1999                $ 149,000
               2000                  151,000
               2001                  113,000
               2002                   73,000
               2003                   47,000

     Total minimum lease payments  $ 533,000

The Company incurred rent expense during fiscal 1998 of approximately $119,000.

     Employment Agreement
     Effective February 20, 1998, the Company entered into employment agreements with its president, its Board chairman, and its Board vice chairman.
The employment agreements specified certain salaries and other benefits that would be paid in exchange for their services to the Company. The agreements were for one year terms and two of them expired in February 1999 and were not renewed; however, the Company is continuing to honor these agreements as though they had been renewed. The agreement with the vice chairman of the Board was modified on July 8, 1998 to become effective on the date that individual was able to bring to the Company financing of at least $750,000 and would then run for a term of three years from that date. The financing has not yet been received, so the term has not yet begun.

These employment agreements will be terminated in connection with the NYB
Foods, Inc. transaction discussed in Note 9.

     Litigation
     During 1998, the Company sold one franchise to an individual for a franchise fee of $50,000. A dispute subsequently arose and the individual filed suit against the Company in connection with that franchise. The Company is negotiating a settlement with that individual and believes it is probable that a settlement will be reached that will not involve any significant costs to the Company. The franchise fee has been deferred pending resolution of this matter.

Litigation against the Company has commenced seeking eviction and possible monetary damages against the Company in connection with leases on two closed stores. Additionally, future similar litigation is possible in connection with leases on other closed stores. At this time, management cannot reasonably estimate any possible losses resulting from these matters.

The 1998 financial statements do not include any loss provision in connection with the above matters.

(8)  Going Concern Consideration
     At January 3, 1999, the Company had an accumulated deficit of $1,546,257, incurred net loss during 1998 of $1,282,682, had negative cash flows from operations of $804,272 and had negative working capital of $841,232. Since that date, the Company has continued to lose money and has closed all but two of its stores (see Note 9). Management is negotiating with certain parties to merge the Company in an effort to strengthen its financial position and operations, and they believe the financing available to them from affiliates as well as negotiations with certain suppliers will enable the Company to continue operations until a transaction is consummated that will strengthen its financial position (see Note 9). The financial statements do not reflect any adjustments that may be necessary in the event the Company does not successfully consummate such a merger transaction.

WRAPSTERS, INC.
Notes to Financial Statements, continued


(9)  Subsequent Event
     During 1999, the Company closed its two Florida stores leaving only the two stores in Atlanta, Georgia in operation. The Company is also contemplating closing the two remaining stores.

On August 31, 1999, the Company executed an Agreement and Plan of Reorganization with NYB Foods, Inc. ("NYB") and NYB Acquisitions Corp. ("Acquisitions") a newly formed, wholly owned subsidiary of the Company, whereby all 4,900,000 previously outstanding shares of NYB will be exchanged for $500,000 and 7,500,000 newly issued shares of the Company's common stock, and NYB will be merged with and into Acquisitions with Acquisitions being the surviving entity.
In connection with this agreement, two of the Company's existing shareholders will surrender 1,250,000 shares of Company common stock they own to the Company.
Additionally, all notes payable to affiliates will be converted to common stock of the Company at a rate of one share of common stock for each dollar of indebtedness or will be repaid in full, and all Series B preferred stock will be converted to the Company's common stock at a rate of three shares of common stock for each share of preferred stock. As a part of the merger, the Company will contribute $200,000 to Acquisitions for its working capital from a private placement to be closed simultaneously with the merger, and the Company will commit to raise an additional $1,000,000 of capital for working capital purposes within six months of the closing of this merger. This merger is expected to close during the fourth quarter of 1999.


James E. Raftery, CPA, PC
946 S. Stapley Drive, Suite 103                              (480)835-1040
Mesa, Arizona 85204                                       FAX (480)835-883

INDEPENDENT AUDITOR'S REPORT

To the Shareholders
NYB Foods, Inc.

I have audited the accompanying balance sheets of NYB Foods, Inc. as of March
31, 1999 and 1998, and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards.
Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and of the disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NYB Foods, Inc. as of March
31, 1999 and 1998, and the results of its operations for the years then ended in conformity with generally accepted accounting principles.

James E. Raftery, CPA
Mesa, Arizona
July 10, 1999


Member, American Institute of Certified Public Accountants and Arizona Society of Certified Public Accountants

NYB FOODS, INC.
FINANCIAL STATEMENTS
March 31, 1999


TABLE OF CONTENTS

                                                  Page No

I. Independent Auditor's Report                        1

II. Financial Statement

          Balance Sheet                                2

          Statement of Income and Retained Earnings    3

          Statement of Cash Flows                      4-5

III. Notes to the Financial Statements                 6-9


James E. Raftery, CPA, PC
946 S. Stapley Drive, Suite 103                        (480)835-1040
Mesa, Arizona 85204                                FAX (480)835-8832

To the Shareholders
NYB Foods, Inc


I have audited the accompanying balance sheets of NYB Foods, Inc. as of March
31, 1999 and 1998, and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards.
Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and of the disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NYB Foods, Inc. as of March
31, 1999 and 1998, and the results of its operations for the years then ended in conformity with generally accepted accounting principles.

James E. Raftery, CPA
Mesa, Arizona
July 10, 1999


Member, American Institute of Certified Public Accountants and Arizona Society of Certified Public Accountants

NYB FOODS, INC.
BALANCE SHEET
March 31,

                                                       1999      1998
                              ASSET

Current Asset
     Cash                                              $68,808   $24,191
     Accounts receivable, net of allowance
       of $20,000 for 1999                              64,054    35,630
     Inventory (Note A)                                  1,857       -
     Prepaid expenses                                  201,875   137,250
     Advances to related parties (Note B)              229,459   122,963
     Note receivable (Note C and K)                     58,191       -
     Deferred tax benefit (Note A and G)                   -      13,826
          Total Current Assets                         624,244   333,860

Property and Equipment (Note A and D)                  105,986     8,549

Other Assets
     Franchise documentation                            40,000    40,000
     Note receivable (Note C)                           16,809       -
     Refundable deposits                                 2,066     2,094
     Organizational costs, net of amortization              50       100
                                                        58,925    42,194

                                                      $789,155  $384,603

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities
     Accounts payable and accrued expenses            $ 28,762  $  1,214
     Commissions payable                                15,580    21,365
     Loan (Note B)                                       2,762    10,751
     Note payable (Note F)                               5,501       -
     Deferred tax liability (Note A and G)               3,673       -
     Deferred revenue (Note A)                         633,500   324,500
          Total Current Liabilities                    689,778   357,830

Long Term Liabilities
     Note Payable (Note F)                               4,192       -
          Total Liabilities                            693,970   357,830

Equity
     Common stock, 20,000,000 shares of no par value
       authorized; 4,900,000 shares issued and
       outstanding (Note H)                             81,631    81,631
     Retained earnings                                  13,554   (54,858)
                                                        95,185    26,773

                                                      $789,155  $384,603

The accompanying notes are an integral part of this financial statement.

NYB FOODS, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
Years Ended March 31



                                                     1999        1998

Revenue                                              $ 769,936   $420,571

Operating Expenses                                     760,621    458,417
Net Income from Operations                               9,315    (37,846)

Other Income and (Expense)
Miscellaneous Income (Note K)                          100,599     11,219
Miscellaneous Expense (Note K)                         (35,031)       -
Interest Income                                         12,606      7,475
Interest Expense                                        (1,577)       -
                                                        76,597     18,694
Net Income Before Taxes and Discontinued Operations     85,912    (19,152)

Loss From Discontinued Operations (Note J)                 -       (7,645)
Net Income (Loss) Before Taxes                          85,912    (26,797)

Provision for Taxes
Deferred tax benefit (expense) (Note A and G)          (17,500)     6,455

Net Income (Loss)                                       68,412    (20,342)

Accumulated Deficit, beginning of year                 (54,858)   (34,516)

Retained Earnings, end of year                         $13,554   $(54,858)

The accompanying notes are an integral part of this financial statement.

NYB FOODS, INC.
STATEMENT OF CASH FLOWS
Years Ended March 31
                                                        1999      1998
Cash Flow From Operating Activities
Cash received from customers                            $741,508  $413,846
Cash paid to employees and suppliers                    (496,404) (341,106)
Miscellaneous income                                      25,599    11,219
Miscellaneous expense                                    (35,031)      -
Interest expense                                          (1,577)      -
Net Cash Provided (Used) By Operating Activities         234,095    83,959

Cash Flow From Investing Activities
Investments                                              (93,887)  (34,367)
Acquisition of equipment                                (105,284)   (7,762)
Net Cash Provided (Used) By Investing Activities        (199,171)  (42,129)

Cash Flow From Financing Activities
Proceeds from notes payable                                9,693   (19,000)
Net Increase (Decrease) in Cash                           44,617    22,830

Beginning cash balance                                    24,191     1,361

Ending cash balance                                      $68,808   $24,191

The accompanying notes are an integral part of this financial statement.

                                                         1999       1998
Reconciliation Of Net Income (loss) To Cash
Provided (used) by Operating Activities
     Net (Loss)                                          $68,412    $(20,342)
     Adjustments to reconcile net income to cash
       provided (used) by operating activities
       Depreciation                                        7,845       1,252
       Amortization                                           50          50
       Loss from discontinued operations                     -         7,645
       (Increase) decrease in operating assets
         Accounts receivable                             (28,424)    (14,200)
         Interest receivable                             (12,607)     (7,475)
         Inventory                                        (1,857)        -
         Prepaid expenses                                (64,625)    (60,750)
         Note receivable                                 (75,000)        -
         Deferred tax benefit                                -        (6,455)
         Refundable deposits                                  28        (478)
       Increase (decrease) in operating liabilities
         Accounts payable                                 12,901      20,375
         Deferred tax liability                           17,499         -
         Accrued expenses                                  8,862         _
         Deferred revenue                                309,000     164,500
         Advance                                          (7,989)       (163)

Net Cash Provided (Used) by Operating Activities        $234,095     $83,959

The accompanying notes are an integral part of this financial statement.

NYB FOODS, INC.
NOTES TO THE FINANCIAL STATEMENTS
March 31, 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of NYB Foods, Inc. (NYB) is presented to assist in understanding the Corporation's financial statements.
The financial statements and notes are the representation of the Corporation's management, who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements

1. Nature of Business
NYB was incorporated in the state of Colorado on April 21, 1995 and maintains its principal place of business in Mesa, Arizona. The Corporation's principal business activity is that of a franchiser granting qualified persons franchises for the operation of quick serve restaurants that operate under the name New
York Burrito Gourmet Wraps.

2. Deferred Revenue
Income from initial franchise fees is deferred and recognized when the franchise commences operations. At March 31, 1999, fifty-five stores were sold but not opened, however six have begun operations in the subsequent fiscal year at which time the initial franchise fee will be recognized as revenue.

3. Property and Equipment
Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes over a estimated useful life of five, seven and thirty nine years.
Depreciation expense for the years ended March 31, 1999 and 1998 was $7,845 and $1,252, respectively.

4. Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between basis of equipment for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable of deductible when the assets and liabilities are recovered or settled.
Deferred taxes also are recognized for capital losses that are not available to offset future income taxes.

5.   Cash and Cash Equivalent
For purposes of the statement of cash flows, the Corporation considers all short term debt securities purchased with a maturity of three months or less to be cash equivalents.

6.   Reclassification
Certain accounts in the prior-year financial statements have been reclassified for comparative purposes to conform with the presentation in the current-year financial statements.

NYB FOODS, INC.
NOTES TO THE FINANCIAL STATEMENTS
March 31, 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONT.

7.   Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reporting amounts and disclosures. Accordingly, actual results could differ from those estimates.

8.   Inventories
Inventory consists of spices, sauces, and packaging supplies, valued at lower of cost or market, on a first in, first out basis.

NOTE B - ADVANCES TO RELATED PARTIES

An unsecured note receivable, bearing interest at 8% per annum from a majority shareholder:
                                                     1999         1998

     Loan                                            $206,854     $112,963
     Accrued interest                                  22,605       10,000
                                                     $229,459     $122,963

Interest income related to this note for the years ended March 31, 1999 and 1998 was $12,606 and $7,475, respectively.

The Corporation uses a credit card that is issued to a shareholder. As of March
31, 1999 and 1998, the balance owing was $2,762 and $10,751, respectively.

NOTE C- NOTES RECEIVABLE

Note receivable (Note K), secured by all contract
rights, accounts receivable, and title and interest
in and to all New York Burrito franchise restraunts
within the state of California. The note receivable
bears interest at 8% per annum and is payable in
fifteen equal installments of $5,678                         $    75,000
Less current portion                                              58,191

                                                                  16,809

NYB FOODS, INC.
NOTES TO THE FINANCIAL STATEMENTS
March 31, 1999

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment are summarized by major classification as follows:

                                                 1999         1998
Equipment                                        $45,930      $9,273
Training Facility                                 68,268         -
Leasehold Improvement                              1,157         800
                                                 115,355      10,073

Less: Accumulated Depreciation                    (9,369)     (1,524)

                                                 105,986       8,549

NOTE E - LEASE OBLIGATIONS

The Corporation conducts its operations from facilities in both Colorado and Arizona under operating leases. Future minimum rental payments required for the operating leases are as follows:

                                                 1999         1998

              Year Ended March 31
                    1999                         $   -        $14,026
                    2000                         $63,204      $14,480
                    2001                         $63,204      $ 2,426
                    2002                         $33,612      $   -
                    2003                         $27,694      $   -
                    2004                         $20,771      $   -

Rental expense for the years ended March 31, 1999 and 1998 was $15,600 and $16,099, respectively.

NOTE F- NOTE PAYABLE

Notes payable consisted of the following at March 31:

                                                  1999        1998
Note payable in monthly installments of $470.08,  $9,693        -
including interest at a rate of 18.50% per annum
secured by vehicle
Less current maturities                            5,501        -
                                                  $4,192      $ -

NYB FOODS, INC.
NOTES TO THE FINANCIAL STATEMENTS
March 31, 1999

NOTE G - INCOME TAXES

The Corporation has loss carryforwards totaling $68,482 which will be fully absorbed in the current year.

The provisions for income taxes consist of the following components:

                                                  1999       1998

Deferred tax (benefit) expense                    $17,500    $(6,455)

The deferred tax liability is associated with the use of accelerated depreciation methods for income tax purposes.

NOTE H- STOCKHOLDER'S EQUITY

On April 16, 1997, the number of authorized shares of common stock was increased from 5,000,000 to 20,000,000.

On May 17, 1997, 2,500,000 shares of outstanding common stock split at a rate of 1.356. In addition, 1,510,000 shares of common stock were issued.

NOTE I - CONTINGENCIES

Subsequent to March 31, 1998, the Corporation filed an arbitration action of $50,000 against Gourmet Wrapps, LLC and Glen Grishkowsky for breach of a Development Agreement and damages resulting therefrom. The arbitrator found in favor of NYB Foods, Inc., and awarded the Corporation $19,500.

NOTE J- DISCONTINUED OPERATIONS

In May 1997, the Corporation sold its investment in the franchise store located in Mesa, Arizona. The franchise was sold for $25,000. The Corporation recognized a loss of $7,645 and $65,225 at March 31, 1998.

NOTE K- MISCELLANEOUS ITEMS

Miscellaneous expense includes a settlement in October 1998 with a landlord in the amount of $30,000 for unsettled rent payments.

Miscellaneous income includes the sale of California royalty rights to a corporation for $100,000; $25,000 cash and a note for $75,000 (Note C).

NYB FOODS, INC.

FINANCIAL STATEMENTS

March 31, 1998


TABLE OF CONTENTS



                                                             Page No.

     I.   Independent Auditor's Report                         1

     II.  Financial Statement

          Balance Sheet                                        2

          Statement of Operations and Accumulated Deficit      3

          Statement of Cash Flows                              4 - 5

     III. Notes to the Financial Statements                    6 - 9

James E. Raftery, C.P.A., P.C.
946 S. Stapley Drive, Suite 103                              (602)835-1040
Mesa, Arizona 85204                                      FAX (602)835-8832

INDEPENDENT AUDITOR'S REPORT

To the Shareholders NYB Foods, Inc.

I have audited the accompanying balance sheets of NYB Foods, Inc. as of March
31, 1998 and 1997, and the related statements of operations and accumulated deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards.
Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and of the disclosures in the financial statements. An audit also includes assessing that accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NYB Foods, Inc. as of March
31, 1998 and 1997, and the results of its operations for the year then ended in conformity with generally accepted accounting principles.

James E. Raftery
Mesa, Arizona
August 6, 1998


Member, American Institute of Certified Public Accountants and Arizona Society of Certified Public Accountants.

NYB FOODS, INC.
BALANCE SHEET
March 31
                                                     1998           1997
ASSETS
Current Assets
  Cash                                               $ 24,191       $  1,361
  Accounts receivable                                  35,630         21,429
  Prepaid expenses                                    137,250         76,500
  Note receivable (Note B)                            122,963         63,766
  Deferred tax benefit (Note A and F)                  13,826          7,371
       Total Current Assets                           333,860        170,427

Property and Equipment (Note A and C)
  Furniture and equipment                               9,273          2,311
  Leasehold improvements                                  800            -
                                                       10,073          2,311

Less: accumulated depreciation                         (1,524)          (271)
                                                        8,549          2,040

 Other Assets
   Organizational costs, net of amortization              100            150
   Franchise documentation                             40,000         40,000
   Refundable deposits                                  2,094          1,616
   Investment in partnership (Note G)                     -           25,000
                                                       42,194         66,766
                                                     $384,603       $239,233

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities
  Accounts payable                                   $  1,214       $    -
  D.A. commission payable                              21,365          2,204
  Loan (Note B)                                        10,751         10,914
  Note payable (Note E)                                   -           19,000
  Deferred revenue (Note A)                           324,500        160,000
       Total Current Liabilities                      357,830        192,118

Equity

  Common stock, 20,000,000 shares of no par value
  authorized; 5,000,000 shares issued and
  outstanding (Note G)                                 81,631         56,631
  Stock subscription (Note A)                             -           25,000
 Accumulated Deficit                                  (54,858)       (34,516)
                                                       26,773         47,115

                                                     $384,603       $239,233

The accompanying notes are an integral part of this financial statement.

STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
Years Ended March 31
                                                      1998           1997
Revenue                                               $420,571       $214,592

Operating Expenses                                     458,417        182,045
  Net Income from Operations                           (37,846)        32,547

Other Income and (Expense)
  Miscellaneous Income                                  11,219            -
  Interest Income                                        7,475          2,525
  Interest Expense                                         -             (560)

                                                        18,694          1,965

Net Income Before Taxes and Discontinued Operations    (19,152)        34,512

Loss From Discontinued Operations (Note I)              (7,645)       (65,225)

Net Income (Loss) Before Taxes                         (26,797)       (30,713)

Provision for Taxes
  Deferred tax benefit (Note A and F)                    6,455          7,371

Net Income (Loss)                                      (20,342)       (23,342)

Accumulated Deficit, beginning of year                 (34,516)          (582)

Prior Period Adjustment                                    -          (10,592)

Accumulated Deficit, end of year                      $(54,858)      $(34,516)

The accompanying notes are an integral part of this financial statement.

NYB FOODS, INC.
STATEMENT OF CASH FLOWS
Years Ended March 31

                                                      1998           1997
CASH FLOW FROM OPERATING ACTIVITIES
  Cash received from customers                        $406,371       $193,163
  Cash paid to employees and suppliers                (347,561)      (157,266)
  Interest income                                        7,475          2,525
  Miscellaneous income                                  11,219            -
  Income taxes                                           6,455          7,371
  Interest expense                                         -             (560)
    Net Cash Provided (Used) By Operating Activities    83,959         45,233

CASH FLOW FROM INVESTING ACTIVITIES
  Investments                                          (34,367)       (61,793)
  Acquisition of equipment                              (7,762)        (2,311)

    Net Cash Provided (Used) By Investing Activities   (42,129)       (64,104)

CASH FLOW FROM FINANCING ACTIVITIES
  Proceeds from notes payable                          (19,000)        10,000

    Net Increase (Decrease) in Cash                     22,830         (8,871)

Beginning cash balance                                   1,361         10,232

Ending cash balance                                    $24,191         $1,361

The accompanying notes are an integral part of this financial statement.


                                                       1998            1997

RECONCILIATION OF NET (LOSS) TO CASH
PROVIDED (USED) BY OPERA TING ACTIVITIES
  Net (Loss)                                           $(20,342)       $(23,342)
  Adjustments to reconcile net income to cash
  provided (used) by operating activities
    Depreciation                                          1,252             271
    Amortization                                             50              50
    Loss from discontinued operations                     7,645          65,225
    (Increase) decrease in operating assets
      Accounts receivable                               (14,200)        (21,429)
      Notes receivable                                      -           (51,326)
      Interest receivable                                (7,475)         (2,525)
      Prepaid expenses                                  (60,750)        (76,500)
      Deferred tax benefit                               (6,455)         (7,371)
      Refundable deposits                                  (478)           (346)
    Increase (decrease) in operating liabilities
      Accounts payable                                   20,375           2,204
      Deferred revenue                                  164,500         160,000
      Advance                                              (163)            322

Net Cash Provided (Used) by Operating Activities        $83,959         $45,233

The accompanying notes are an integral part of this financial statement.


NYB FOODS, INC.
NOTES TO THE FINANCIAL STATEMENTS
March 31, 1998

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of NYB Foods, Inc. (NYB) is presented to assist in understanding the Corporation's financial statements.
The financial statements and notes are the representation of the Corporation's management, who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

1. Nature of Business
NYB was incorporated in the state of Colorado on April 21, 1995 and maintains its principal place of business in Mesa, Arizona. The Corporation's principal business activity is that of a franchisor granting qualified persons franchises for the operation of quick serve restaurants that operate under the name New
York Burrito Gourmet Wraps.

1. Deferred Revenue
Income from initial franchise fees is deferred and recognized when the franchise commences operations. At March 31, 1998, twenty-seven stores were sold but not opened, however they have begun operations in the subsequent fiscal year at which time the initial franchise fee will be recognized as revenue.

3. Property and Equipment
Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes over a estimated useful life of five years. Depreciation expense for the years ended March 31, 1998 and 1997 was $1,524 and $271, respectively.

4. Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between basis of equipment for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.
Deferred taxes also are recognized for capital losses that are not available to offset future income taxes.

5. Cash and Cash Equivalents
For purposes of the statement of cash flows, the Corporation considers all short term debt securities purchased with a maturity of three months or less to be cash equivalents.

6. Reclassifications
Certain accounts in the prior-year financial statements have been reclassified for comparative purposes to conform with the presentation in the current-year financial statements.

NOTES TO THE FINANCIAL STATEMENTS
March 31, 1998

NOTE B - RELATED PARTY TRANSACTIONS

An unsecured note receivable, bearing interest at 8% per annum from a majority shareholder:

                                            1998           1997
Loan                                        $112,963       $ 61,241
Accrued interest                              10,000          2,525
                                            $122,963       $ 63,766

Interest income related to this note for the years ended March 31, 1998 and 1997 was $7,475 and $2,525, respectively.

The Corporation uses a credit card that is issued to a shareholder. As of March
31, 1998 and 1997, the balance owing was $10,751 and $10,914, respectively.

NOTE C- PROPERTY AND EQUIPMENT

Property and equipment are summarized by major classification as follows:

                                            1998           1997

     Equipment                              $ 9,273        $ 2,311
     Leasehold Improvement                      800            -
                                             10,073          2,311
     Less: Accumulated Depreciation          (1,524)          (271)
                                            $ 8,549        $ 2,040
NOTE D - LEASE OBLIGATIONS

The Corporation conducts its operations from facilities that are leased under a 3 year operating lease expiring May 31, 2000. Future minimum rental payments required for the operating lease is as follows:


                                             1998           1997
     Year Ended March 31
          1998                               $  -           $12,518
          1999                               $14,026        $14,026
          2000                               $14,480        $14,480
          2001                               $ 2,426        $ 2,426

Rental expense for the years ended March 31, 1998 and 1997 was $16,099 and $15,583, respectively.

NYB FOODS, INC.
NOTES TO THE FINANCIAL STATEMENTS
March 31, 1998


NOTE E - NOTE PAYABLE

Notes payable consisted of the following at March 31:

                                                  1998          1997
Two non-interest bearing demand notes payable     $  -          $19,000
Less current maturities                              -           19,000
                                                  $  -          $   -

NOTE F - INCOME TAXES

The Corporation has loss carryforwards totaling $57,809 that may offset against future taxable income. If not used, the carryforwards will expire as follows:

          Year 18        $   582
          Year 19         30,713
          Year 20         26,315
                        $ 57,610

The provisions for income taxes consist of the following components:

                                               1998      1997

     Deferred tax benefit                      $(6,455)  $(7,371)

NOTE G - STOCKHOLDER'S EQUITY

On April 16, 1997, the number of authorized shares of common stock was increased from 5,000,000 to 20,000,000.

On May 17, 1997, 2,500,000 shares of outstanding common stock split at a rate of 1.356. In addition, 1,610,000 shares of common stock were issued.

NOTE H- CONTINGENCIES

Subsequent to March 31, 1998, the Corporation filed an arbitration action of $50,000 against Gourmet Wrapps, LLC and Glen Grishkowsky for breach of a Development Agreement and damages resulting therefrom. It is premature to forecast the probability of success, however any amounts awarded will be credited to earnings in the year received.

Simultaneously, Mr. Grishkowsky has filed a counter claim in the amount of $50,000 alleging NYB Foods, Inc. breached its promise to register the NYB franchises in various states. Legal counsel is reasonably confident the pending arbitration will prevail in favor of NYB Foods, Inc. Consequently, no provision has been made in the accounts for any liability for this suit.


NOTES TO THE FINANCIAL STATEMENTS
March 31, 1998

NOTE I - DISCONTINUED OPERATIONS

In May 1997, the Corporation sold its investment in the franchise store located in Mesa, Arizona The franchise was sold for $25,000. The Corporation recognized a loss of $7,645 and $65,225 at March 31, 1998 and 1997, respectively.


NYB FOODS, INC
FINANCIAL STATEMENTS
March 31, 1997


TABLE OF CONTENTS
                                                       Page No.

I.   Independent Auditor's Report

II.  Financial Statements                                1

     Balance Sheet                                       2

     Statement of Operations and Accumulated Deficit     3

     Statement of Cash Flows                             4

III. Notes to the Financial Statements                   6 - 8

James E. Raftery, C.P.A., P.C.
946 S. Stapley Drive, Suite 103                       (602)835-1040
Mesa, Arizona 85204                               FAX (602)835-8832

INDEPENDENT AUDITOR'S REPORT

To the Shareholders
NYB Foods, Inc.

I have audited the accompanying balance sheet of NYB Foods, Inc. as of March
31, 1997, and the related statements of operations and accumulated deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards.
Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and of the disclosures in the financial statements. An audit also includes assessing that accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NYB Foods, Inc. as of March
31, 1997, and the results of its operations for the year ended in conformity with generally accepted accounting principles.

James E. Raftery, CPA
Mesa, Arizona
January 30, 1998

Member, American Institute of Certified Public Accountants and Arizona Society of Certified Public Accountants


NYB FOODS, INC.
BALANCE SHEET
March 31, 1997

ASSETS

Current Assets
  Cash                                     $  1,361
  Accounts receivable                        21,429
  Prepaid expenses                           76,500
  Note receivable (Note B)                   63,766
  Deferred tax benefit (Note A and F)         7,371

Total Current Assets                        170,427

Property and Equipment (Note A and C)         2,311
Less: accumulated depreciation                 (271)
                                              2,040

Other Assets
  Organizational costs, net of amortization     150
  Franchise documentation                    40,000
  Refundable deposits                         1,616
  Investment in partnership (Note G)         25,000
                                             66,766

                                           $239,233

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities
  Accounts payable                         $  2,204
  Advance (Note B)                           10,914
  Note payable (Note E)                      19,000
  Deferred revenue (Note A)                 160,000

     Total Current Liabilities              192,118

Equity
  Common stock, 5,000,000 shares of
    no par value authorized; 2,500,000
    shares issued and outstanding            81,631
  Accumulated Deficit                       (34,516)
                                             47,115

                                           $239,233

The accompanying notes are an integral part of this financial statement.


NYB FOODS, INC.
STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
Year Ended March 31,1997

Revenue                                              $214,592

Operating Expenses                                    182,045

Other Income and (Expense)
  Interest Income                                       2,525
  Interest Expense                                       (560)
                                                        1,965

Net Income Before Taxes and Discontinued operations    34,512

Loss From Discontinued Operations (Note G)            (65,225)
Net Income (Loss) Before Taxes                        (30,713)

Provision for Taxes
  Deferred tax benefit (Note A and F)                   7,371

Net Income (Loss)                                     (23,342)

Accumulated Deficit, beginning of year                   (582)

Prior Period Adjustment (Note H)                      (10,592)

Accumulated Deficit, end of year                     $(34,516)

The accompanying notes are an integral part of this financial statement.


NYB FOODS, INC.
STATEMENT OF CASH FLOWS
Year Ended March 31, 1997

CASH FLOW FROM OPERATING ACTIVITIES

  Cash received from customers                          $193,163
  Cash paid to employees and suppliers                  (157,266)
  Interest income                                          2,525
  Income taxe                                              7,371
  Interest expense                                          (560)

     Net Cash Provided (Used) By Operating Activities     45,233

CASH FLOW FROM INVESTING ACTIVITIES
  Investments                                            (61,793)
  Acquisition of equipment                                (2,311)

     Net Cash Provided (Used) By Investing Activities    (64,104)

CASH FLOW FROM FINANCING ACTIVITIES
  Proceeds from notes payable                             10,000

  Net Increase (Decrease) in Cash                         (8,871)

Beginning cash balance                                    10,232

Ending cash balance                                      $ 1,361

The accompanying notes are an integral part of this financial statement.

RECONCILIATION OF NET (LOSS) TO CASH PROVIDED
(USED) BY OPERATING ACTIVITIES

  Net (Loss)                                             $(23,342)
  Adjustments to reconcile net income to cash
    provided (used) by operating activities
     Depreciation                                             271
     Amortization                                              50
     Loss from discontinued operations                     65,225
     (Increase) decrease in operating assets
       Accounts receivable                                (21,429)
       Notes receivable                                   (51,326)
       Interest receivable                                 (2,525)
       Prepaid expenses                                   (76,500)
       Deferred tax benefit                                (7,371)
       Refundable deposits                                   (346)
     Increase (decrease) in operating liabilities
       Accounts payable                                     2,204
       Deferred revenue                                   160,000
       Advance                                                322

Net Cash Provided (Used) by Operating Activities          $45,233

NYB FOODS, INC.
NOTES TO THE FINANCIAL STATEMENTS
March 31, 1997

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
This summary of significant accounting policies of NYB Foods, Inc. (NYB) is presented to assist in understanding the Corporation's financial statements.
The financial statements and notes are the representation of the Corporation's management, who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

1. Nature of Business

NYB was incorporated in the state of Colorado on April 21, 1995 and maintains its principal place of business in Mesa, Arizona. The Corporation's principal business activity is that of a franchisor granting qualified persons franchises for the operation of fast food restaurants that operate under the name New York
Burrito Gourmet Wraps.

2. Deferred Revenue

Income from initial franchise fees is deferred and recognized when the franchise commences operations.

3. Property and Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes over an estimated useful life of five years. Depreciation expense for the year ended March 31, 1997 was $271.

4. Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between basis of equipment for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.
Deferred taxes also are recognized for capital losses that are not available to offset future income taxes.

NOTE B - RELATED PARTY TRANSACTIONS

An unsecured note receivable, bearing interest at 8% per annum from a majority shareholder:

     Loan                      $ 61,241
     Accrued interest             2,525

                               $ 63,766

Interest income related to this note was $2,525 during the year ended March 31, 1997.

The Corporation uses a credit card issued to a minority shareholder. As of March 31, 1997, the balance owing was $10,914.

NYB FOODS, INC.
NOTES TO THE FINANCIAL STATEMENTS
March 31, 1997

NOTE C- PROPERTY AND EQUIPMENT

Property and equipment are summarized by major classification as follows:

     Equipment                            $ 2,311
     Less: Accumulated Depreciation          (271)
                                          $ 2,040

NOTE D -LEASE OBLIGATIONS

The Corporation conducts its operations from facilities that are leased under a 3 year operating lease expiring May 31, 2000. Future minimum rental payments required for the operating lease is as follows:

     Year Ended March 31
          1998                            $12,518
          1999                            $ 4,026
          2000                            $ 4,480
          2001                            $ 2,426

Rental expense for the year ended March 31, 1997 was $15,583.

NOTE E - NOTE PAYABLE

Notes payable at March 31, 1997 consisted of the following:

     Two non-interest bearing demand notes payable     $ 19,000
     Less current maturities                             19,000
                                                       $    -

NOTE F-INCOME TAXES

The Corporation has loss carryforwards totaling $31,295 that may offset against future taxable income. If not used, the carryforwards will expire as follows:

     Year 19        $   582
     Year 20         30,713
                    $31,295

The provisions for income taxes consist of the following components:

     Deferred tax benefit     $(7,371)


NYB FOODS, INC.
NOTES TO THE FINANCIAL STATEMENT
March 31, 1997


NOTE G - SUBSEQUENT EVENTS

Subsequent to March 31, 1997, the Corporation sold its investment in the partnership for $25,000 resulting in a loss of $65,225. The cost basis of this investment was adjusted for the year ended March 31, 1997.

NOTE H - PRIOR PERIOD ADJUSTMENT

Accumulated deficit has been increased to recognized expenses not recorded in the prior year. This increase has no effect on the current year net loss. The cumulative effect of this adjustment increases accumulated deficit by $10,592.

                                    PART II

Item 1.   Index to Exhibits

     2-1.   Plan of Merger
     2-2.   Statement of Merger
     2-3.   Agreement and Plan of Reorganization
     2-4.   Asset Purchase Agreement
     3-1.   Articles of Incorporation
     3-2.   Articles of Amendment to the Articles of Incorporation
     3-3.   Articles of Amendment to the Articles of Incorporation
     3-4.   Bylaws
     4-1.   Minutes of Board of Directors Meeting, January 28, 1998
     4-2.   Promissory Notes held by Shareholders
     5.     Opinion re Legality
     9.     Voting Agreement
     23.    Consents of Accountant and Attorney
     27.    Financial Data Schedule

Item 2.   Description of Exhibits

     2-1.   The Plan of Merger between the Company, HAI Enterprises, Inc., and
Wrapsters, L.C., a Florida limited liability company, dated February 19, 1998.

     2-2.   Statement of Merger between HAI Enterprises, Inc., and Wrapsters,
L.C., dated February 19, 1998.

     2-3.   Agreement and Plan of Reorganization among and between Wrapsters,
Inc., its wholly-owned subsidiary NYB Acquisitions Corp., and NYB Foods, Inc., dated August 31, 1999.

     2-4.   Asset Purchase Agreement between the Company's wholly-owned subsidiary, Wrapsters Acquisitions Corp., and 1 Potato 2, Inc., dated October
15, 1999.

     3-1.   Articles of Incorporation of the Company.

     3-2.   Articles of Amendment to the Company's Articles of Incorporation
reflecting the merger with Warpsters, L.C., and changing the Company's name to
Wrapsters, Inc.

     3-3.   Articles of Amendment to the Company's Articles of Incorporation
reflecting the acquisition of NYB Foods, Inc., changing the Company's name to
Uptown Restaurant Group, Inc., and increasing the number of shares of common stock authorized to 50,000,000.

     3-4.   The Company's Bylaws.

     4-1.   Minutes of the Company's Board of Directors, dated January 28, 1998, issuing and defining the rights and preferences of the Series B Preferred stock.

     4-2.   Promissory Notes issued to some of the Company's shareholders.

     5. Opinion of the Company's legal counsel concerning the legality of the issued and outstanding shares of the Company's stock.

     9.     Voting Agreement, dated September 10, 1999, among three of the
Company's shareholders, Robert D. Plamer, Jr., Clyde E. Culp, III, and William
Gallaher.

     23. Consent of the Company's accountant and attorney to use their names in the registration statement.

     27.    Financial Data Schedules.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            UPTOWN RESTAURANT GROUP, INC



Date: January 21, 2000      ROBERT D. PALMER, JR.
                            By:  Robert D. Palmer, Jr
                            Title:    President


